Exhibit 2.1

PURCHASE AGREEMENT

by and among

SCS SECURE HOLDINGS LLC,

MCSC LLC,

and

BENCHMARK ELECTRONICS, INC.

October 20, 2015

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2.14	Product Warranty; Product Recalls.	18

2.15	Intellectual Property.	18

2.16	Material Contracts.	21

2.17	Government Contracts.	23

2.18	FCPA	24

2.19	Customers and Suppliers.	24

2.20	Insurance	24

2.21	No Undisclosed Liabilities	25

2.22	Condition of Assets	25

2.23	Affiliate Contracts	25

2.24	Brokers and Finders	25

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE SELLER		25

3.1	Organization, Power and Authority	26

3.2	Ownership of Membership Interests	26

3.3	Consents and Approvals; No Violations.	26

3.4	Litigation	27

3.5	Brokers and Finders	27

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		27

4.1	Corporate Organization, Qualification, Power, Authority and Nationality.	27

4.2	Consents and Approvals; No Violations.	27

4.3	Adequate Funds	28

4.4	Investigation by Purchaser	28

4.5	Brokers and Finders	28

4.6	Acquisition for Investment	28

4.7	Foreign Ownership	28

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ARTICLE V COVENANTS RELATING TO CONDUCT OF THE ACQUIRED
	COMPANIES AND OTHER AGREEMENTS	29

5.1	Conduct of the Acquired Companies	29

5.2	Access to Information.	30

5.3	Competition Filings.	30

5.4	Consents and Reasonable Efforts	31

5.5	Publicity	31

5.6	Tax Matters.	31

5.7	Employee and Benefits Matters.	36

5.8	Further Assurances	37

5.9	Maintenance of Books and Records	37

5.10	Director and Officer Liability and Indemnity	37

5.11	Exclusivity	38

5.12	Confidentiality	38

5.13	Non-Solicitation; Non-Disparagement.	38

5.14	Data Room	39

5.15	Termination of Management Agreement	39

5.16	R&W Insurance Policy	39

5.17	Release	39

ARTICLE VI CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS		40

6.1	Conditions to Each Party’s Obligations to Complete the Closing	40

6.2	Additional Conditions to the Obligation of Purchaser	41

6.3	Additional Conditions to the Obligation of the Seller	42

ARTICLE VII INDEMNITY OBLIGATIONS AFTER CLOSING		42

7.1	Survival; Indemnification.	42

7.2	No Right of Off-Set/Set-Off	48

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7.3	Treatment of Indemnity Payment	49

ARTICLE VIII TERMINATION		49

8.1	Termination by Mutual Consent	49

8.2	Termination by Either Party	49

8.3	Termination by the Seller	49

8.4	Termination by Purchaser	49

8.5	Effect of Termination	50

ARTICLE IX DEFINITIONS; INTERPRETATION		50

9.1	Definitions	50

9.2	Interpretation.	61

ARTICLE X MISCELLANEOUS AND GENERAL		62

10.1	Payment of Expenses and Other Payments	62

10.2	Captions	62

10.3	Amendment	62

10.4	Waiver and Extension	63

10.5	Counterparts; Electronic Signatures	63

10.6	Governing Law	63

10.7	Submission to Jurisdiction	63

10.8	Notices	63

10.9	Entire Agreement; Assignment	65

10.10	Parties in Interest	65

10.11	Validity	65

10.12	Currency	65

10.13	Specific Performance	65

10.14	Representation	65

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EXHIBIT 1	Form of Escrow Agreement
EXHIBIT 2	Form of Instrument of Assignment
EXHIBIT 3	R&W Insurance Policy
EXHIBIT 4	Form of Indemnity Agreement
EXHIBIT 5	Form of Third Party Consent
EXHIBIT 6	Customers and Employees
EXHIBIT 7	Form of Officer’s Certificate
SCHEDULE 1	Net Working Capital Definition

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PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of October 20, 2015 (the “Agreement Date”), is by and among SCS Secure Holdings LLC, a Delaware limited liability company (the “Company”), MCSC LLC (the “Seller”), and Benchmark Electronics, Inc., a Texas corporation (“Purchaser”).  Certain capitalized terms set forth in this Agreement shall have the respective meanings ascribed thereto in Section 9.1 hereof.

WHEREAS, the Seller owns all of the membership interests of the Company (collectively, the “Membership Interests”);

WHEREAS, the Seller desires to sell, and Purchaser desires to purchase, the Membership Interests;

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller, the Company and Purchaser, intending to be legally bound, agree as follows:

ARTICLE I
PURCHASE AND SALE

1.1      Purchase and Sale.  Subject to the terms and conditions of this Agreement, at the Closing, the Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept from the Seller, all right, title and interest of the Seller in and to the Membership Interests, free and clear of all Liens (other than Liens created by or through the Purchaser, its financing sources, or any of their respective Affiliates).

1.2      Aggregate Purchase Price; Cash Consideration.  For purposes of this Agreement, the term “Cash Consideration” means an amount equal to the result of (i) Two Hundred Thirty Million Dollars ($230,000,000) (“Aggregate Purchase Price”), (ii) minus the Estimated Closing Debt, (iii) plus the Estimated Closing Cash, (iv) minus the amount (if any) by which the Net Working Capital Lower Target exceeds the Estimated Closing Net Working Capital or plus the amount (if any) by which the Estimated Closing Net Working Capital exceeds the Net Working Capital Upper Target (for clarity, if the Estimated Closing Net Working Capital is within the Net Working Capital Collar Range, then there shall be no adjustment to the Cash Consideration pursuant to this subclause (iv)), (v) minus the Estimated Closing Transaction Expenses, and (vi) minus the Seller Carrier Contribution Amount.  “Net Working Capital Upper Target” shall mean an amount equal to Forty Million Eight Hundred One Thousand Nine Hundred Thirty Eight Dollars ($40,801,938), and “Net Working Capital Lower Target” shall mean an amount equal to Thirty Eight Million Eight Hundred One Thousand Nine Hundred Thirty Eight Dollars ($38,801,938).  The Cash Consideration shall be subject to adjustment after Closing pursuant to Section 1.6.

1.3      Payment of Cash Consideration.  At the Closing, in consideration of the sale, assignment, transfer and delivery of the Membership Interests to Purchaser, Purchaser shall pay the Cash Consideration as follows:

(a)      Purchaser shall pay to Bank of America National Association (the “Escrow Agent”) the Escrow Amount, to be held in an account (the “Escrow Account”) established pursuant to the terms of an escrow agreement by and among Purchaser, Seller and the Escrow Agent in substantially the form attached hereto as Exhibit 1 (the “Escrow Agreement”); and

(b)      After paying the Escrow Amount out of the Cash Consideration pursuant to clause (a), Purchaser shall pay to the Seller the remainder of the Cash Consideration (such net remainder, the “Closing Cash Payment”).

1.4      Payment of Certain Company Indebtedness and Transaction Expenses.  At least two (2) days prior to the Closing, the Company shall cause each of the lenders or other payees under the Debt Arrangements to have delivered to Purchaser customary payoff letters in form and substance reasonably acceptable to Purchaser and the Company (each, a “Debt Payoff Letter”) stating that, upon payment of the amount provided in the applicable Debt Payoff Letter (each, a “Debt Payoff Amount”), the Acquired Companies will have satisfied all obligations of such Acquired Companies to such payee with respect to such Debt Arrangements (except for customary contingent obligations for which no claim has been made) including the payment of all Indebtedness contemplated by or other amounts then owing under such Debt Arrangements. At the Closing, in addition to paying the Cash Consideration pursuant to Section 1.3, the Purchaser shall also pay or cause to be paid (i) the Debt Payoff Amounts as provided in the Debt Payoff Letters and (ii) the Estimated Closing Transaction Expenses in accordance with wire instructions specified by the Seller prior to Closing; provided, however, that in the case of Estimated Closing Transaction Expenses owed to employees of any Acquired Company, the Purchaser shall contribute such amounts to the Acquired Company at the Closing and cause the Acquired Company to pay such amounts (less applicable withholding and any Taxes required to be paid by the Acquired Company with respect thereto) to the applicable employees as soon as practicable following the Closing.

1.5      Release of Escrow Amount.  As soon as reasonably practicable (but in any event within three (3) Business Days) following the twelve (12)-month anniversary of the Closing (such anniversary, the “Escrow Release Date”), the Purchaser shall direct the Escrow Agent to release to the Seller all of the remaining Escrow Amount, if any, in excess (such excess amount as of the Escrow Release Date, the “Retained Amount”) of the aggregate maximum amount of the losses then being claimed by the Purchaser from all Claims made pursuant to Section 7.1(f) that are unresolved as of the Escrow Release Date (such unresolved claims, the “Open Claims”).  The Retained Amount instead shall be retained in the Escrow Account, and, as soon as reasonably practicable (but in any event within three (3) Business Days) following resolution of each Open Claim (it being understood that after resolution of an Open Claim, then such Claim shall no longer be an Open Claim), Purchaser and the Seller shall direct the Escrow Agent to release to the Seller the remaining Escrow Amount, if any, in excess of the aggregate maximum amount of the losses then being claimed by the Purchaser from all then-existing Open Claims.

1.6      Purchase Price Adjustment.

(a)      No later than two (2) Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to Purchaser:

(i)      a written estimate of the Net Working Capital as of the Effective Time (but without giving effect to the Closing) (the “Estimated Closing Net Working Capital”), prepared in good faith and in accordance with Schedule 1;

(ii)      a written estimate of the Closing Debt (the “Estimated Closing Debt”), prepared in good faith and in accordance with GAAP, and to the extent consistent with GAAP, in accordance with the Balance Sheet;

(iii)      a written estimate of the Closing Cash (the “Estimated Closing Cash”), prepared in good faith and in accordance with GAAP, and to the extent consistent with GAAP, in accordance with the Balance Sheet; and

(iv)      a written estimate of the Closing Transaction Expenses (the “Estimated Closing Transaction Expenses”), prepared in good faith.

The statements of the Estimated Closing Net Working Capital, the Estimated Closing Debt, the Estimated Closing Cash and the Estimated Closing Transaction Expenses are referred to herein collectively as the “Pre-Closing Statements.”  The Pre-Closing Statements shall be accompanied by (or include) a certification executed by a senior financial officer of the Company to the effect that the Pre-Closing Statements have been prepared in good faith in accordance with this Section 1.6.

(b)      As soon as practicable, but in any event not more than sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to the Seller:

(i)      a statement of the Net Working Capital as of the Effective Time (but without giving effect to the Closing) (the “Closing Net Working Capital”), prepared in accordance with Schedule 1;

(ii)      a statement of the Closing Debt, prepared in accordance with GAAP, and to the extent consistent with GAAP, in accordance with the Balance Sheet;

(iii)      a statement of the Closing Cash, prepared in accordance with GAAP, and to the extent consistent with GAAP, in accordance with the Balance Sheet; and

(iv)      a statement of the Closing Transaction Expenses.

The statements of the Closing Net Working Capital, the Closing Debt, the Closing Cash and the Closing Transaction Expenses are referred to herein collectively as the “Closing Statements.”  The Closing Statements shall be accompanied by (or include) a certification executed by a senior financial officer of Purchaser to the effect that the Closing Statements have been prepared in good faith in accordance with this Section 1.6.  All costs and expenses incurred by Purchaser in connection with the preparation and delivery of the Closing Statements shall be borne by Purchaser.

(c)      The Seller may dispute any amounts reflected on a Closing Statement; provided, however, that the Seller shall notify Purchaser in writing (the “Dispute Notice”) of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within sixty (60) days of the Seller’s receipt of the Closing Statements (the “Review Period”).  If the Seller does not deliver a Dispute Notice within the Review Period, the Closing Statements delivered by Purchaser to the Seller shall be deemed to be final, conclusive and binding on the parties.  In the event the Seller delivers to Purchaser a Dispute Notice within the Review Period, Purchaser and the Seller shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive.  If Purchaser and the Seller are unable to reach a resolution with such effect within sixty (60) days of the receipt by Purchaser of the Dispute Notice, on the written demand of Purchaser or the Seller, the items remaining in dispute shall be submitted within fifteen (15) days for resolution to a nationally-recognized public accounting firm mutually agreed upon by the Seller and the Purchaser (and, if they are unable to agree within such 15-day period, then the accounting firm that the Purchaser selected and the accounting firm that the Seller selected shall mutually select a different nationally recognized public accounting firm that does not then represent and has not in the prior three years represented Purchaser or Seller or their respective Affiliates) (the “Accounting Expert”) who shall resolve any such disputes.  The Accounting Expert shall act as an expert and not as an arbitrator, and it is the intent of the parties that the process set forth in this clause (c) and the activities of the Accounting Expert in connection herewith are not intended to be and, in fact, are not arbitration and that no formal arbitration rules shall be followed (including rules with respect to procedures and discovery).  The scope of the Accounting Expert’s engagement shall be limited to resolving the disputed items in accordance with, and by application of the terms (including the applicable definitions) of, this Agreement, and the Accounting Expert shall have no authority over any other disagreement (including questions of Law, interpretation of contract, and fraud).  Within sixty (60) days after appointment, the Accounting Expert shall make a final written determination upon such remaining disputed items, and such determination shall be final, binding and conclusive on the parties hereto; provided, however, that the final written determination of the Accounting Expert shall not be outside the range of disputed amounts for each item in dispute, as each such range existed immediately prior to the submission of each such disputed item to the Accounting Expert.  All fees and expenses of the Accounting Expert in resolving the dispute shall be allocated between Purchaser, on the one hand, and the Seller, on the other hand, such that the amount paid by the Seller bears the same proportion that the aggregate dollar amount unsuccessfully disputed by the Seller bears to the total dollar amount of the disputed items that were submitted for resolution to the Accounting Expert, and Purchaser shall pay the balance.    For purposes of illustration only, if Closing Cash is disputed to be $1,000 by Seller and $900 by Purchaser and is determined by the Accounting Expert to be $960, then Seller would bear 40% of the fees and expenses of the Accounting Expert because the amount disputed was $100 and the amount unsuccessfully disputed by Seller was $40.  The Accounting Expert shall also determine whether any notices required to be given pursuant to this Section 1.6 have been timely given.  Any time period contained herein may be extended by mutual agreement of the parties.  Any amount payable following resolution of a matter specified in a Dispute Notice shall be paid within five (5) Business Days following the resolution thereof pursuant to clause (e) below.

(d)      Subject to Section 1.6(c) and after the final determination of the Closing Net Working Capital, the Closing Debt, the Closing Cash and the Closing Transaction Expenses in accordance therewith, the Seller and Purchaser agree that the Cash Consideration shall be adjusted as set forth below:

(i)      The adjustment to the Cash Consideration computed in Section 1.2(iv) shall be recomputed using the Closing Net Working Capital as finally determined pursuant to Section 1.6(c) in lieu of the Estimated Closing Net Working Capital, and (A) if such recomputed adjustment amount is greater than the adjustment amount originally computed at Closing in Section 1.2(iv), then the Cash Consideration shall be increased by such excess or (B) if such recomputed adjustment amount is less than the adjustment amount originally computed at Closing in Section 1.2(iv), then the Cash Consideration shall be decreased by such deficit;

(ii)      if the Closing Debt as finally determined pursuant to Section 1.6(c) is more than the Estimated Closing Debt, the Cash Consideration shall be reduced by the difference between the Closing Debt and the Estimated Closing Debt;

(iii)      if the Closing Debt as finally determined pursuant to Section 1.6(c) is less than the Estimated Closing Debt, the Cash Consideration shall be increased by the difference between the Estimated Closing Debt and the Closing Debt;

(iv)      if the Closing Cash as finally determined pursuant to Section 1.6(c) is less than the Estimated Closing Cash, the Cash Consideration shall be reduced by the difference between the Closing Cash and the Estimated Closing Cash;

(v)      if the Closing Cash as finally determined pursuant to Section 1.6(c) is more than the Estimated Closing Cash, the Cash Consideration shall be increased by the difference between the Closing Cash and the Estimated Closing Cash;

(vi)      if the Closing Transaction Expenses as finally determined pursuant to Section 1.6(c) are more than the Estimated Closing Transaction Expenses, the Cash Consideration shall be reduced by the difference between the Closing Transaction Expenses and the Estimated Closing Transaction Expenses; and

(vii)     if the Closing Transaction Expenses as finally determined pursuant to Section 1.6(c) are less than the Estimated Closing Transaction Expenses, the Cash Consideration shall be increased by the difference between the Closing Transaction Expenses and the Estimated Closing Transaction Expenses.

(e)      As used herein, “Final Cash Consideration” shall mean the Cash Consideration, as adjusted pursuant to this Section 1.6.

(i)     If the Final Cash Consideration is greater than the Cash Consideration estimated at Closing, then Purchaser shall pay to the Seller an amount equal to such excess.

(ii)      If the Final Cash Consideration is less than the Cash Consideration estimated at Closing, then the Seller shall pay to Purchaser an amount equal to such deficiency.

(f)      From the Closing until the determination of Final Cash Consideration pursuant to this Section 1.6, Purchaser shall provide Seller and its Representatives with reasonable access, during normal business hours and without disruption to its day-to-day business, to its and the Acquired Companies’ books and records relevant to a determination of the Closing Net Working Capital, the Closing Debt, the Closing Cash and the Closing Transaction Expenses, including any Tax Returns, financial statements, and other related documents.  In addition, Purchaser shall, upon the Seller’s request, provide the Seller and its Representatives with reasonable access during normal business hours to personnel of Purchaser and the Acquired Companies and their Representatives involved in the preparation of the Closing Statements or with knowledge of the information contained therein or with knowledge of the Closing Net Working Capital, the Closing Debt, the Closing Cash or the Closing Transaction Expenses.

1.7      Closing.  The Seller shall as promptly as practicable notify Purchaser, and Purchaser shall as promptly as practicable notify the Seller, when the conditions set forth in Article VI to the obligations of the Seller and Purchaser, respectively, to complete the Transactions have been satisfied or waived.  The closing of the Transactions (the “Closing”) shall take place at the offices of O’Melveny & Myers LLP, 1999 Avenue of the Stars, Suite 700, Los Angeles, California at 9:00 a.m. Los Angeles time on the second Business Day following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver thereof at the Closing), or at such other time, date and place, or by remote communication, as the Seller and Purchaser may agree in writing.  The date on which the Closing occurs is referred to herein as the “Closing Date.”  The Closing shall be deemed to be effective at 12:01 a.m. Pacific Time on the Closing Date (the “Effective Time”) for accounting, working capital, corporate and all other purposes other than Tax, for which the effective time of the Closing shall be 11:59 p.m. Pacific Time on the Closing Date.

1.8        Closing Obligations.

(a)      At the Closing, the Seller shall deliver, or cause to be delivered, as applicable, to Purchaser:

(i)      a duly executed instrument of assignment with respect to the Membership Interests, in substantially the form of Exhibit 2;

(ii)      the officer’s certificate described in Section 6.2(c);

(iii)      a good standing certificate (or its equivalent) of each Acquired Company as of a recent date from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which such Acquired Company is organized;

(iv)      the Debt Payoff Letters;

(v)      such certificates and documents as are necessary to change the authorized signatories (or, at a minimum, revoke the authority of the existing authorized signatories) on all bank accounts and safe deposit boxes maintained by or in the name of the Company, except as Purchaser may otherwise direct prior to the Closing;

(vi)      resolutions of the members, managers, or board of directors, as applicable, of the Company approving this Agreement and the Transactions;

(vii)      the resignation of any officer or director of any Acquired Company, except as Purchaser may otherwise direct prior to the Closing;

(viii)      a certificate under Section 1445(b)(2) of the Code providing that the Seller is not a foreign Person; and

(ix)      the Escrow Agreement, duly executed by the Seller.

(b)      At the Closing, Purchaser shall deliver:

(i)      to the Seller, the officer’s certificate described in Section 6.3(c);

(ii)      to the Seller, the Escrow Agreement and the instrument of assignment in substantially the form of Exhibit 2, each duly executed by the Purchaser;

(iii)      evidence of the effectiveness as of the Closing of the R&W Insurance Policy; and

(iv)      (A) to the Seller, the Closing Cash Payment, (B) to the Escrow Agent, the Escrow Amount as set forth in Section 1.3 plus 50% of any fees payable to the Escrow Agent at the Closing under the Escrow Agreement (it being understood that the remainder of such fees shall be paid by the Seller at Closing out of the Closing Cash Payment), and (C) to the applicable lenders and payees, the Debt Payoff Amounts and the Estimated Closing Transaction Expenses as set forth in Section 1.4, in each case by wire transfer of immediately available funds to one or more accounts designated by the Seller in writing to Purchaser at least two (2) Business Days prior to the Closing Date.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

The Company represents and warrants to Purchaser, subject to the exceptions and disclosures set forth in the Disclosure Schedule (which exceptions and disclosures are arranged in Sections corresponding to the Section numbers contained in this Article II, but it is understood and agreed that each such exception and disclosure shall be deemed to qualify each other Section of this Agreement to which the applicability of such disclosure or exception is reasonably apparent), that:

2.1      Corporate Organization, Qualification, Power and Authority.

(a)      Each Acquired Company is duly incorporated or formed, as applicable, validly existing and in good standing (where applicable) under the Laws of its jurisdiction of incorporation or formation, as applicable.  Each Acquired Company is qualified and in good standing (where applicable) in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it requires such qualification, except where any failure to be so qualified or be in good standing would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.  Each Acquired Company has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.  The Company has or will have made available to Purchaser prior to the Closing complete and correct copies of the Organizational Documents of each Acquired Company.

(b)      The Company has the requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to consummate the Transactions.  This Agreement, the other Transaction Agreements to which the Company is a party, and the consummation by the Company of the Transactions, have been duly and validly authorized by the Company, and no other limited liability company proceeding on the part of the Company is necessary to authorize this Agreement or such other Transaction Agreements or to consummate the Transactions.  This Agreement has been, and the other Transaction Agreements to which the Company is a party when executed and delivered by the Company to Purchaser at the Closing will have been, duly and validly executed and delivered by the Company and, assuming such agreements constitute the valid and binding agreement of the other parties thereto, constitute the valid and binding agreement of the Company, enforceable against the Company in accordance with their respective terms, except as such enforcement may be limited by (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereinafter in effect relating to or affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

2.2      Capitalization; Subsidiaries.

(a)      Section 2.2(a) of the Disclosure Schedule identifies each Acquired Company and its jurisdiction of incorporation or formation.  No Acquired Company owns, directly or indirectly, any shares, share capital or other equity interests in any other Person (other than another Acquired Company), other than as disclosed in Section 2.2(a) of the Disclosure Schedule.  With respect to each Acquired Company, Section 2.2(a) of the Disclosure Schedule sets forth the outstanding shares, share capital, or other equity interests and the record owner thereof.  All of such shares, share capital and other equity interests (i) have been duly authorized and validly issued and are fully paid and nonassessable, as applicable, (ii) are not subject to any preemptive rights created by statute, the applicable Acquired Company’s organizational documents or any agreement to which such Acquired Company is a party, and (iii) are free of any Liens other than Permitted Liens.  All issued and outstanding equity interests of all Acquired Companies were issued in compliance with applicable Law.

(b)      Except for this Agreement and as set forth on Section 2.2(a) of the Disclosure Schedule, there are no options, warrants, convertible or exercisable securities or other rights, agreements, arrangements or commitments relating to the shares, share capital or other equity interests of any Acquired Company obligating such Acquired Company to redeem, issue, sell, transfer, vote or otherwise dispose of or sell any shares, share capital, or other equity interests of such Acquired Company.

(c)      All distributions, dividends, repurchases and redemptions of the equity interests of each Acquired Company were undertaken in compliance with the applicable Acquired Company’s organizational documents then in effect, any agreement to which the applicable Acquired Company then was a party, and applicable Law.

(d)      Upon the Closing, Purchaser will own all of the issued and outstanding equity interests of the Company, free and clear of all Liens (other than Liens created by or through the Purchaser, its financing sources, or any of their respective Affiliates), and, indirectly through the Company, all of the issued and outstanding equity interests of all other Acquired Companies, free and clear of all Liens (other than Permitted Liens).

2.3      Consents and Approvals; No Violations.

(a)      Except for the filing of notification and report forms with the United States Federal Trade Commission (“FTC”) and the United States Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the expiration or termination of any applicable waiting period thereunder (the “Requisite Regulatory Approvals”), no material Consents are required to be made with or obtained from any Government Authority or other third party in connection with the execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions.

(b)      Neither the execution, delivery or performance by the Company of this Agreement and the other Transaction Agreements to which the Company is a party, nor the consummation by the Company of the Transactions, does or will (i) violate the Organizational Documents of any Acquired Company; (ii) violate in any material respect, or result in or constitute a material default under, any Material Contract; or (iii) subject to the making or obtaining (as applicable) of the Requisite Regulatory Approvals, violate in any material respect any material Permit of any Acquired Company or any material Order or Law applicable to any Acquired Company or to any of their respective material properties or assets.

2.4      Compliance with Laws; Permits; Licenses.  Each of the Acquired Companies is in compliance in all material respects with all applicable Laws, including applicable U.S. export control laws and regulations (including the Export Administration Regulations and the ITAR), the NISPOM, and U.S. economic sanctions laws and regulations (including regulations administered by the Office of Foreign Assets Control set forth in 31 CFR Part 500).  No Acquired Company has, since January 1, 2013, received any written communication, and, to the Company’s knowledge, any communication otherwise, from any Governmental Authority alleging that it is not in compliance with any applicable Law that has not been resolved.  Each of the Acquired Companies holds all material Permits required to conduct and operate its business, and all such Permits are in full force and effect.  No Acquired Company is in material breach of any such Permit or has, since January 1, 2013, received any written communication, and, to the Company’s knowledge, any communication otherwise, from any Governmental Authority alleging that it is not in compliance with any such Permit that has not been resolved.  This Section 2.4 does not relate to infringement of third-party Intellectual Property, which is covered by Section 2.15(b).    Section 2.4 of the Disclosure Schedule sets forth a complete list as of the Agreement Date of all active material licenses, technical assistance and/or other agreements of the Acquired Companies with any Governmental Authority concerning applicable U.S. export control laws and regulations (including the Export Administration Regulations and the ITAR).

2.5      Financial Statements.

(a)      Section 2.5 of the Disclosure Schedule sets forth (a) the audited consolidated balance sheets of the Company as of December 31, 2013 and 2014, and the related audited consolidated statements of operations for the fiscal years then ended, together with the report of Seller’s independent accountants on such audited financial statements, and (b) the unaudited consolidated balance sheet (the “Balance Sheet”) of the Company as of August 31, 2015 (the “Balance Sheet Date”) and the related unaudited consolidated statement of operations for the eight (8)-month period then ended (collectively, the “Financial Statements”).  The Financial Statements have been prepared in conformity with GAAP except that the unaudited Financial Statements are subject to year-end audit adjustments and do not include footnotes, and present fairly in all material respects the financial position and results of operations of the Acquired Companies as of and for the periods ended on such dates.  The Financial Statements were compiled from the books and records of the Acquired Companies, which are true and correct in all material respects.

(b)      The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting and record-keeping controls that provide reasonable assurance that (i) it maintains no off-the-book accounts, (ii) transactions are executed in accordance with management’s authorizations, (iii) transactions are recorded as necessary to permit preparation of financial statements and to maintain asset accountability, (iv) the recorded accounting for assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences, (v) accounts, notes and other receivables are recorded accurately and do not include any amounts for which there is no written contractual commitment to pay, (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis, and (vii) it maintains records in accordance with statutory records retention requirements.

2.6      Title to Properties.  The Acquired Companies, collectively, have valid title to, a leasehold interest in, or a license or other right to use all material tangible properties owned, leased, licensed or otherwise held or used by the Acquired Companies.

2.7      Absence of Certain Changes or Events.  Since January 1, 2015, except as a consequence of or as contemplated by this Agreement, each of the Acquired Companies has conducted its operations in the Ordinary Course of Business and has not experienced any events, developments or changes which, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect.  Without limiting the generality of the foregoing, except as a consequence of or as contemplated by this Agreement, since January 1, 2015, none of the Acquired Companies has:

(a)      amended its Organizational Documents;

(b)      amended in any material respect, terminated, or cancelled any Material Contract (or Contract that if not for such termination would be a Material Contract), other than in the Ordinary Course of Business;

(c)      terminated, cancelled, compromised or settled any material Litigation;

(d)      sold, pledged, assigned, transferred, leased (as lessor or lessee), subleased (as lessor or lessee), licensed (as licensor or licensee) or otherwise disposed of any material properties or assets, real, personal or mixed (including leasehold interests and intangible property) owned, leased or otherwise held, other than in the Ordinary Course of Business;

(e)      made, revoked or changed any material Tax election or material method of Tax accounting or settled or compromised any material liability relating to Taxes;

(f)      made any material change to its financial accounting methods, principles or practices, except as required by GAAP;

(g)      incurred, assumed or guaranteed any indebtedness for borrowed money that will not be discharged in full at Closing;

(h)      transferred, assigned or granted any license or sublicense of any material rights under or with respect to any of the Company Owned Intellectual Property, other than in the Ordinary Course of Business;

(i)      entered into any new line of business or abandoned or discontinued existing lines of business;

(j)      adopted any plan of merger, consolidation, reorganization, liquidation or dissolution or filed a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consented to the filing of any bankruptcy petition against it under any similar Law;

(k)      accelerated, written off or discounted any accounts receivable, other than in the Ordinary Course of Business;

(l)      delayed paying payables or other liabilities of any Acquired Company when due or deferred expenses, other than in the Ordinary Course of Business;

(m)      suffered the loss of employment of any key employee or group of employees of any Acquired Company or been notified that any such person or group of persons intends to terminate employment;

(n)      entered into or terminated any employment contract (other than any contract terminable on no more than 30 days’ notice without the payment of severance) or collective bargaining agreement, or materially modified the terms of any existing such contract or agreement, or entered into any collective bargaining relationship;

(o)      slowed or deferred any capital expenditures; or

(p)      agreed, whether in writing or otherwise, to take any of the actions specified in clauses (a) - (o)  above.

2.8      Litigation.  No Acquired Company is party to any Litigation currently pending by or before any Governmental Authority, or by or before any arbitrator, nor is any such Litigation currently threatened in writing, or, to the Company’s knowledge, threatened otherwise, against any Acquired Company, in any case other than workers compensation claims in the Ordinary Course of Business that are covered by the applicable workers compensation insurance of the Acquired Companies.  No Acquired Company, nor any of its assets or properties, is subject to any Order.

2.9      Labor Matters.

(a)      There is no charge or complaint currently pending or asserted in writing, or to the Company’s knowledge, currently asserted otherwise, against any Acquired Company before the National Labor Relations Board.  There is no, and since January 1, 2013 has never been any, labor strike, slowdown, work stoppage, lock-out, concerted refusal to work overtime, or other similar labor disruption or dispute affecting the Acquired Companies or the Employees.  None of the Acquired Companies are, or since January 1, 2013 have been, a party to, bound by, or negotiating any collective bargaining agreement with a union, works council or labor organization (collectively “Union”), and there is not and since January 1, 2013 there has not been any Union representing or purporting to represent any Employees, and, to the Company’s knowledge, no Union or group of employees is seeking or has sought to organize employees of the Acquired Companies for the purpose of collective bargaining.

(b)      Each Acquired Company is in compliance in all material respects with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988.

(c)      No Acquired Company is currently liable for any material overdue payment to any trust or any Governmental Authority with respect to unemployment compensation benefits or social security for Employees (other than routine payments to be made in the Ordinary Course of Business).

(d)      Each Acquired Company is, and since January 1, 2013 has been, in compliance in all material respects with all applicable Laws pertaining to employment and employment practices, including all applicable Laws relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, hiring, promotion and termination of employees, working conditions, meal and break periods, privacy, health and safety, workers’ compensation, leaves of absence and unemployment insurance.

2.10      Employee Benefit Plans and Agreements.

(a)                An “Acquired Plan” shall mean any benefit and compensation plan, contract, policy or arrangement covering Employees or Former Employees and current and former directors of any of the Acquired Companies (or predecessors thereof), including (i) any “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee

Retirement Income Security Act of 1974, as amended (“ERISA”)); (ii) any “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); (iii) any material incentive compensation plan; (iv) any material employment, consulting, termination, retention, indemnification or severance agreement, plan or arrangement; (v) any material stock ownership, stock bonus, stock option, restricted stock, stock appreciation right, profits interest, membership unit award, stock purchase, phantom stock or bonus plan; and (vi) any material deferred compensation plan (within the meaning of Section 409A of the Code (“409A”)) and any material fringe benefit or perquisite plan, arrangement or policy; in each case, that are sponsored or contributed to by an Acquired Company.  A copy of each Acquired Plan has been made available to Purchaser, including with respect to such Acquired Plan, to the extent applicable, (A) the three most recently filed annual reports on Form 5500, including all schedules, attachments and accountants’ opinions, (B) the most recent summary plan description and any summary of material modifications thereto, (C) the most recent actuarial report or other statement of plan assets for any Acquired Plan that is funded, (D) the most recent determination letter or opinion letter, if any, issued by the IRS and any pending request for such a determination letter, (E) each trust agreement and insurance annuity contract, if any, relating to any such Acquired Plan, (F) all material notices, letters or other correspondence to or from any Governmental Authority or agency thereof within the last three (3) years, (G) all non-discrimination tests for the most recent three (3) completed plan years, and (H) all material written agreements and Contracts currently in effect, including administrative service agreements and group insurance contracts.  Section 2.10(a)  of the Disclosure Schedule sets forth each Acquired Plan.

(b)      No Acquired Plan or other pension plan sponsored or contributed to by any ERISA Affiliate is (i) a multiemployer plan, within the meaning of Section 3(37) of ERISA; (ii) a single employer plan subject to Title IV of ERISA or the minimum funding standards of Section 412 of the Code; or (iii) a multiple employer plan as described in Section 413(c) of the Code.  No Acquired Plan provides for post-termination or post-retirement health, life or other welfare benefits to current or former Employees of any Acquired Company, other than the continuation coverage required under Section 4980B of the Code for which the covered Person pays the full cost of coverage.  No Acquired Company has any obligation to sponsor or contribute to any defined benefit pension plans or union-sponsored pension plans.

(c)      In all material respects, each Acquired Plan has been operated and administered in accordance with its terms and with the requirements of applicable Law, including ERISA and the Code.

(d)      Each Acquired Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS stating that it (or the master or prototype form on which it is established) is so qualified and that its accompanying trust is Tax-exempt under Section 501(a) of the Code, and to the Company’s knowledge, no event has occurred since the date of such determination or opinion letter that would reasonably be expected to result in the revocation of such letter.

(e)      Except as otherwise provided herein, the execution of this Agreement and the consummation of the Transactions will not (either alone or upon the occurrence of any additional events that, standing alone, would not trigger such benefits) (i) entitle any Employee or Former Employee to deferred compensation, bonus or severance pay, materially increase or otherwise enhance any benefits otherwise payable by an Acquired Company or under any Acquired Plan, (ii) accelerate the time of funding, vesting or payment of any benefits under any of the Acquired Plans or (iii) result in the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” with respect to any Person within the meaning of Section 280G(b) of the Code.

(f)      As of the Agreement Date, there are (i) no current or pending investigations by any Governmental Authority asserted against Acquired Plans, and (ii) no pending or asserted in writing, or, to the Company’s knowledge, asserted otherwise, material claims (other than routine claims for benefits), suits or proceedings against any Acquired Plans.

(g)      In all material respects, each individual who is classified by an Acquired Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Acquired Plan.

(h)      No current or former Employee or other Person providing services to any of the Acquired Companies is party to a Contract whereby such individual is entitled to a Tax gross-up or reimbursement for Tax liabilities under Sections 4999 or 409A of the Code.

2.11      Taxes.

(a)      Each of the Acquired Companies has filed all Tax Returns that it was required to file on or before the date of this Agreement, and all such Tax Returns were correct and complete in all material respects.  Each of the Acquired Companies has paid in full all Taxes that were stated as due or owing from such Acquired Company according to such Tax Returns as filed. No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of any Acquired Company.

(b)      The Financial Statements contain adequate accruals in accordance with GAAP for all unpaid Taxes of the Acquired Companies through the dates thereof, and none of the Acquired Companies has incurred any liability for Taxes subsequent to the Balance Sheet Date except in the Ordinary Course of Business.

(c)      The Company has furnished or made available to the Purchaser true and complete copies of all federal and state Income Tax Returns of the Acquired Companies for all periods ending on or after December 31, 2011 and all other Tax Returns of the Acquired Companies requested by the Purchaser in writing.

(d)      The assets of the Acquired Companies are not subject to any Liens for unpaid Taxes, other than Permitted Liens.

(e)      As a result of a valid “check the box” election filed by the Company on October 8, 2009, the Company is, and has been for all taxable periods during which it has been in existence, properly taxed as a corporation for United States federal and state Income Tax purposes.  Each Acquired Company is classified for U.S. federal and applicable state tax purposes as a corporation.

(f)      Each Acquired Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes from employees and other Persons.

(g)      No written claim or deficiency for any Taxes has been asserted against any of the Acquired Companies that has not been resolved and/or paid in full, and there is no Tax audit, suit or similar proceeding now in progress, pending or threatened in writing, or, to the Company’s knowledge, threatened otherwise, against or with respect to any of the Acquired Companies.

(h)      No Acquired Company has engaged in a “reportable transaction,” as set forth in Treasury Regulation Section 1.6011-4(b)(1).

(i)      Following the date an Acquired Company became owned directly or indirectly by Seller (and, to the Company’s knowledge, prior to such date), no claim has been made by any taxing authority in any jurisdiction where such Acquired Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.  Section 2.11(i) of the Disclosure Schedule sets forth each state, county, local municipal, domestic or foreign jurisdiction or Governmental Authority in or with which any Acquired Company (i) files an income, sales or use, payroll or property Tax Return, or (ii) treats itself as liable for any Tax on a “nexus” basis.

(j)      Each Acquired Company has complied in all material respects with all provisions of Tax Law relating to withholding, payment and remittance of Taxes and information reporting with respect thereto, and each Acquired Company has, within the time and in the manner prescribed by Tax Law, paid over to the proper Governmental Authorities all amounts required.

(k)      No Acquired Company has claimed a credit for research and experimentation expenditures under Section 41 of the Code, any predecessor provision, or any corresponding or similar provision of state, local or foreign Law in any taxable period during which it was owned directly or indirectly by Seller.

(l)      No Acquired Company is a party to any tax‑sharing agreement or similar arrangement with any other party (other than another Acquired Company), and no Acquired Company has assumed any obligation to pay any Tax obligations of, or with respect to any transaction relating to, any other Person outside the Acquired Companies or agreed to indemnify any other Person outside the Acquired Companies with respect to any Tax, other (in each case) than in connection with ordinary course commercial or lending agreements or acquisition agreements that are not primarily related to Tax.

(m)      No Acquired Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Income Tax Law) executed on or prior to the Closing Date; (iii)

installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; or (v) election under Section 108(i) of the Code.

(n)      Other than any consolidated tax returns of the Company and its Subsidiaries, no Acquired Company has: (i) since the date it became owned directly or indirectly by Seller (and, to the Company’s knowledge, prior to such date), ever been a member of an affiliated group filing a combined, consolidated, or unitary Tax Return, (ii) any liability for the Taxes of any Person under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or foreign Law), or (iii) since the date it became owned directly or indirectly by Seller (or, to the Company’s knowledge, prior to such date), as a transferee or successor, by contract (including Tax sharing or Tax indemnity agreement), or otherwise other (in each case) than in connection with ordinary course commercial or lending agreements or acquisition agreements not primarily related to Tax.

(o)      No Acquired Company has ever been, nor will it be at the Closing, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(p)      At no time was any Acquired Company a “distributing corporation” or “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in any distribution intended to qualify under Section 355 of the Code.

2.12      Properties.

(a)      The Acquired Companies have a valid leasehold interest, free and clear of all Liens, other than Permitted Liens, to all of the Leased Properties.

(b)      Section 2.12(b) of the Disclosure Schedule sets forth each Real Property Lease.  Each Real Property Lease is a legal, valid and binding obligation of the Acquired Company party thereto, enforceable against such Acquired Company, and, to the Company’s knowledge, enforceable against the other party thereto, in accordance with its terms (except that the enforcement thereof may be limited by (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)      Since January 1, 2013, no Acquired Company has received written notice of any, nor, to the Company’s knowledge, has any Acquired Company received notice otherwise of any, material default by any Acquired Company under any Real Property Lease that has not been resolved.

(d)      None of the Acquired Companies is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Property.  The use and operation of the Leased Properties in the conduct of each Acquired Company’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement.  No Acquired Company has received written notice or, to the Company’s knowledge, notice otherwise, of any condemnation, expropriation or other proceeding in eminent domain affecting any of the Leased Properties or any portion thereof or interest of the Acquired Companies therein.

(e)      The Company has made available to Purchaser all title reports, surveys, title policies, environmental audits or reports, maintenance reports, permits and appraisals with respect to all Leased Properties to the extent any of the foregoing are in the possession of any Acquired Company or the agents under its control.

(f)      No Acquired Company has leased or sublet, as lessor, sublessor, licensor or the like, any of the Leased Properties to any Person.

(g)      The Leased Properties constitute all of the real property utilized by the Acquired Companies.

2.13      Environmental Laws and Regulations.

(a)      Each Acquired Company is in compliance, in all material respects, with all applicable Environmental Laws, including possessing all material Permits required for the operation of its business under applicable Environmental Laws.

(b)      There is no pending and unresolved Litigation, or written notice, or, to the Company’s knowledge, any notice otherwise, from any Person or any Governmental Authority of threatened Litigation, against any Acquired Company under or pursuant or related to any Environmental Law.

(c)      There has been no material release of Hazardous Substance(s) in contravention of Environmental Law, or which requires investigation or remediation under Environmental Law, and for which the Acquired Companies would reasonably be liable at or following the Closing, with respect to any real property currently or formerly owned, operated or leased by any Acquired Company, and no Acquired Company has received a written notice, and, to the Company’s knowledge no Acquired Company has received any notice otherwise, that any real property currently or formerly owned, operated or leased in connection with the business of the applicable Acquired Company (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Substances which could reasonably be expected to result in either Litigation, or issuance by a Governmental Authority of a notice of violation of Environmental Law, in each case, for which the Acquired Companies would reasonably be liable at or following the Closing.

(d)      The Company has provided or otherwise made available to Purchaser:  (i) any and all material environmental reports, studies, audits, site assessments, risk assessments, and other similar documents with respect to the business or assets of the Acquired Companies or any currently or formerly owned, operated or leased real property of the Acquired Companies, (in each case) which are in the possession or reasonable control of an Acquired Company and related to compliance with Environmental Laws or the Release of Hazardous Substances; and (ii) any and all material documents in the possession or reasonable control of an Acquired Company and concerning planned or anticipated capital expenditures required by the Acquired Companies to reduce, offset, limit or otherwise control pollution and/or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (including costs of remediation, pollution control equipment and operational changes).

(e)      The Company has received no written notices regarding the regulation of Hazardous Substances that would, after the Closing, be reasonably expected to materially increase the costs associated with, or materially prevent or impede, the ownership, lease, operation, performance or use of the business or assets of the Acquired Companies as currently carried out.

(f)      Notwithstanding any other provision of this Agreement, this Section 2.13 sets forth the sole representations and warranties in this Agreement with respect to environmental matters, including (i) compliance by the Acquired Companies with Environmental Law and (ii) Litigation under or pursuant to any Environmental Law.

2.14      Product Warranty; Product Recalls.

(a)      Section 2.14(a) of the Disclosure Schedule lists all material product warranty claims with respect to products sold by any Acquired Company during the period from January 1, 2013 through and including the Agreement Date.

(b)      Since January 1, 2013, there have been no material product recalls or similar proceedings with respect to products manufactured, distributed or sold by any Acquired Company, and no such material recalls or proceedings are pending or threatened in writing, or, to the Company’s knowledge, threatened otherwise.

(c)      Since January 1, 2013, excluding product warranty claims with respect to products sold by the Acquired Companies, no Acquired Company has received any written claim, or, to the Company’s knowledge, any claim otherwise, that any Acquired Company is liable for damage or injury to any individual, advertising injury or physical damage to property other than the relevant product of the Acquired Company itself (including loss of the use thereof), under any theory whatsoever (whether negligence, breach of express or implied warranty, strict liability, failure to warn, design or manufacturing defect, counterfeit parts, conspiracy, violation of Law or any other theory) arising out of, relating to, or otherwise in respect of, any products (including any part or component and regardless of the date of manufacture) designed, manufactured, assembled, sold or distributed by any Acquired Company or any services (regardless of the date of performance) performed by any Acquired Company.

(d)      Since January 1, 2013, no Acquired Company has any pending and unresolved Litigation, or written notice, or, to the Company’s knowledge, any notice otherwise, from any Person or any Governmental Authority of threatened Litigation, based on counterfeit parts claims against any Acquired Company.

2.15      Intellectual Property.

(a)      Section 2.15(a) of the Disclosure Schedule sets forth a complete and accurate list of all Company Registered Intellectual Property, and all material unregistered trademarks and domain names owned by any of the Acquired Companies as of the Agreement Date.

(b)      (i) Each item of Company Registered Intellectual Property is subsisting and in good standing in all material respects and, to the knowledge of the Company, is valid and enforceable under applicable Law.  No Acquired Company has received written notice, or, to the Company’s knowledge, notice otherwise, of any challenge or of any other action or proceeding before any Registered Office relating to any Company Registered Intellectual Property; and (ii) all necessary fees have been paid, and all necessary documents have been filed, for the purposes of maintaining such Intellectual Property.  There are no actions that must be taken by an Acquired Company within one hundred twenty (120) days after the Closing Date with the applicable Registered Office in order to prosecute, preserve or maintain any of the Company Registered Intellectual Property (other than Company Registered Intellectual Property jointly owned with Electro-Motive Diesel).

(c)      All Off-the-Shelf Software used in the operation of an Acquired Company’s business has been properly licensed from the owner of such Software, and the appropriate Acquired Company possesses documentation sufficient to substantiate such rights.

(d)      (i) No Acquired Company is a party to any currently pending Litigation, and neither is there any legal action or proceeding threatened, that involves any Intellectual Property right of any third Person, nor has any Acquired Company received notice of any such threatened Litigation since January 1, 2013, against any Acquired Company that remains unresolved; (ii) the conduct of the business of the Acquired Companies, including the manufacturing, importing, marketing, licensing, sale or use by any Acquired Company of any of the products of such Acquired Company or the performance or offering of the services of such Acquired Company, does not infringe, misappropriate or violate any Intellectual Property of any third party, nor has it in the past infringed, misappropriated or violated any Intellectual Property of any third party; and (iii) since January 1, 2013, no Acquired Company has received any written or direct charge, complaint, claim, demand or notice alleging any past, present or future interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party (including any claim that any Acquired Company must license or refrain from using any Intellectual Property rights of any third party) that remains unresolved.

(e)      To the knowledge of the Company, no Person is or has interfered with, infringed upon, misappropriated or otherwise violated any Company Owned Intellectual Property in any material respect, and, since January 1, 2013, no Acquired Company has brought any action, suit or proceeding or asserted any claim alleging any such interference, infringement, misappropriation or violation.  The Company Owned Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, charge, or settlement agreement or stipulation, and there is no action, suit, proceeding, hearing, investigation, notice or complaint pending or, to the knowledge of the Company, threatened by any third party before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) relating to any of the Company Owned Intellectual Property, nor has any written claim or demand, or, to the Company’s knowledge, any claim or demand otherwise, been made by any third party against any Acquired Company since January 1, 2013 that challenges the validity, enforceability, registration, scope, use or exclusive ownership of any Company Owned Intellectual Property.

(f)      The Company Intellectual Property constitutes all of the Intellectual Property that is used in the operation of the business of the Acquired Companies.  No use of any Company Intellectual Property by the Acquired Companies (i) interferes with, infringes upon, misappropriates, or otherwise violates (ii) or has interfered with, infringed upon, misappropriated or otherwise violated, any Intellectual Property rights of any Person.

(g)      Each Acquired Company has taken commercially reasonable steps to preserve and maintain the confidentiality and full value of all material Trade Secrets included in the Company Intellectual Property.  All use, disclosure or appropriation by the Acquired Companies of any Trade Secret not owned by an Acquired Company has been pursuant to the terms of a written agreement between an Acquired Company and the owner of such Trade Secret, or is otherwise lawful.

(h)      Each Acquired Company is the sole and exclusive legal and beneficial and record (if applicable), owner of all right, title and interest in and to the Company Owned Intellectual Property, and has the valid right to use all other Intellectual Property used in or necessary for the conduct of the each Acquired Company’s current business or operations, in each case, free and clear of Liens other than Permitted Liens.  The Company has not (i) granted any exclusive license of or right to use; or (ii) authorized the retention by any third party of any exclusive rights to use any Company Owned Intellectual Property.

(i)      All officers, directors, employees, agents, consultants and contractors of any Acquired Company who have contributed to or participated in any way in creation of any material Company Owned Intellectual Property on behalf of an Acquired Company (“IP Participant”) have executed and delivered to such Acquired Company a written agreement (or have acknowledged a copy of such Acquired Company’s employee manual setting forth such Acquired Company’s policy) pursuant to which, inter alia, such IP Participant has assigned any and all of such IP Participant’s rights in such Intellectual Property to an Acquired Company and has agreed to keep such Intellectual Property confidential and not use such Intellectual Property for any purpose unrelated to his or her work for the applicable Acquired Company, and to the knowledge of the Company no IP Participant is in default of any such agreement (or, as applicable, policy).  To the knowledge of the Company, no IP Participant owns any Intellectual Property now used by any Acquired Company.

(j)      The rights of Purchaser to the Company Intellectual Property under Material Contracts immediately after the Closing will be the same in all material respects as the rights of the Acquired Companies thereto immediately before such consummation, subject to the making or obtaining (as applicable) of the Consents set forth on Section 2.3 of the Disclosure Schedule.

(k)      All Software included in or distributed with any products distributed by any Acquired Company (“Distributed Software”) performs in substantial accordance with the documentation for such Software.  To the knowledge of the Company, the Distributed Software is free from any viruses, worms, and Trojan horses.

(l)      No product or service of an Acquired Company constitutes, contains, or is dependent on any open source computer code or is subject to any Contract or other contractual obligation that would require any Acquired Company to divulge, license or otherwise make available to any Person any source code or Trade Secret of any of the Acquired Companies or any other Company Owned Intellectual Property.  The Acquired Companies have complied in all material respects with the license terms of all Open Source Software included in the Distributed Software.

(m)      The Acquired Companies have complied in all material respects with all Laws and are not in breach in any material respect of any Contracts relating to privacy, data protection and the collection, use and security of personal information and user information gathered or accessed in the course of the operations of the business of the Acquired Companies.  The Acquired Companies have taken commercially reasonable steps to ensure that the personal information gathered or accessed in the course of the operations of the Acquired Companies is protected against loss and against unauthorized access, use, modification or disclosure.  There has been no material unauthorized access to or use, modification or disclosure of such information.

(n)      No funding, facilities, resources or personnel of any governmental entity or any university, college, or other educational institution was used in connection with the development or creation, in whole or in part, of any Company Owned Intellectual Property.

2.16      Material Contracts.

(a)      As of the Agreement Date, Section 2.16(a) of the Disclosure Schedule sets forth each Contract of any Acquired Company of the type described below (each, a “Material Contract”):

(i)      any collective bargaining arrangement with any labor union;

(ii)     any Contract for capital expenditures or the acquisition or construction of fixed assets, in any case involving future payments by one or more Acquired Companies in excess of $100,000 in the aggregate;

(iii)    any Contract relating to the borrowing of money by any Acquired Company or the guaranty by any Acquired Company of another Person’s (other than any other Acquired Company’s) borrowing of money;

(iv)     any Real Property Lease;

(v)      any Contract under which any Acquired Company is a lessee or sublessee of any machinery, equipment, vehicle or other tangible personal property involving annual future payments of more than $50,000;

(vi)     any Contract limiting, restricting or prohibiting the conduct by any Acquired Company of its business anywhere in the United States or elsewhere in the world or any Contract the terms of which limit the freedom of any of the Acquired Companies to engage in any line of business or to compete with any other Person (other than Contracts pursuant to which the Acquired Companies are precluded from selling to other Persons products delivered to a customer’s unique specifications or requirements);

(vii)    any joint venture or partnership Contract or Contract providing for any obligation of any Acquired Company to provide funding to, or make any investment in (whether in the form of a loan, capital contribution or otherwise), any other Person;

(viii)   any Contract providing for any Acquired Company to be the exclusive provider of any product or service to any Person, or that otherwise involves the granting by any Person to any Acquired Company of exclusive rights of any kind;

(ix)     any Contract that provides, outside the Ordinary Course of Business, for the indemnification by any Acquired Company of any Person or the assumption of any Tax, environmental or other liability of any Person;

(x)      any Contract entered into since January 1, 2013 that provides for the acquisition or disposition of any business or any real property (whether by merger, sale of stock, sale of assets or otherwise); provided  that, for purposes of this subclause (x) only (and not otherwise for any purpose hereunder) a “Contract” shall include an agreement which has been fully performed and pursuant to which there are no outstanding obligations;

(xi)     any Contract for the furnishing or receipt of services, the performance of which will extend over a period of more than three years following the Closing Date;

(xii)    any license (including inbound and outbound licenses) to or under any Intellectual Property material to the Acquired Companies taken as a whole; and

(xiii)   any Contract outside the Ordinary Course of Business (and, for example, is not a purchase order or sales order) that is of a type not covered by one or more of the other clauses above (e.g., is not a Contract that would fall within any such clause but for the failure to meet the applicable dollar or other threshold or condition set forth in such clause) and is not a Government Contract, and requires future payments of $250,000 or more by one or more Acquired Companies.

(b)      As of the Agreement Date, the Company has delivered or made available to Purchaser a complete and accurate copy of each Material Contract.  Each Material Contract is, in all material respects, (i) a valid and binding obligation of the applicable Acquired Company and (ii) enforceable against the applicable Acquired Company and, to the Company’s knowledge, enforceable against the other party thereto, in accordance with its terms (except that the enforcement thereof may be limited by (A) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (B) general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)      There is no, nor has any Acquired Company received written notice of any, nor, to the Company’s knowledge, has any Acquired Company received any notice otherwise of any, material default by any Acquired Company under any Material Contract to which such Acquired Company is a party that has not been remedied.

2.17       Government Contracts.

(a)      Section 2.17(a)(i) of the Disclosure Schedule sets forth a list of all Contracts that are currently active or where the period of performance was completed within the last two (2) years between an Acquired Company, on the one hand, and a Governmental Authority or a prime or sub-prime contractor to a Government Authority in respect of a Contract with a Governmental Authority, on the other hand, in any case where the total expected value of such Contract is at least $500,000 (each, a “Government Contract”).  Section 2.17(a)(ii) of the Disclosure Schedule sets forth a list as of the Agreement Date of all outstanding written contract proposals that have been submitted by an Acquired Company to any Governmental Authority or a prime or sub-prime contractor to a Government Authority in respect of a Contract with a Governmental Authority, in any case having a total proposed value of at least $1,000,000.

(b)      As of the Agreement Date, the Company has delivered or made available to Purchaser a complete and accurate copy of each Government Contract.  Each Government Contract is, in all material respects, (i) a valid and binding obligation of the applicable Acquired Company and (ii) enforceable against the applicable Acquired Company and, to the Company’s knowledge, enforceable against the other party thereto, in accordance with its terms (except that the enforcement thereof may be limited by (A) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally and (B) general principles of equity, regardless of whether enforceability is considered in a proceeding in equity or at law).

(c)      From the period beginning on January 1, 2013 through and including the Agreement Date, there have been no, and there is no, nor has any Acquired Company received written notice of, or, to the Company’s knowledge, any notice otherwise of, any material default by any Acquired Company under any Government Contract to which such Acquired Company is a party that has not been remedied.

(d)      No Governmental Authority has threatened in writing or, to the knowledge of the Company, conducted or threatened otherwise to conduct any investigation with respect to the obligations of the Acquired Companies under any Government Contract.  None of the Acquired Companies or any of their respective directors, officers or employees, is currently, or has been within the last two years, debarred or suspended from doing business with any Governmental Authority.

(e)      Section 2.17(e) of the Disclosure Schedule sets forth, as of the Agreement Date, a list of all facility security clearances held by the Acquired Companies.  Each of the Acquired Companies possesses all necessary facility security clearances for the execution of national security obligations under any Government Contract to which it is a party.

(f)      No government contracts or subcontracts that were awarded to an Acquired Company that at the time of such award was not a “small business” were awarded as contracts or subcontracts restricted for small businesses.  The Acquired Companies will not suffer any material liability following the Closing as a result of any self-identification of any Acquired Company as a “small business” on any government contract or subcontract bids prior to Closing.

2.18      FCPA.  None of the Acquired Companies and no agent, employee or other Person acting on behalf of an Acquired Company has made or offered any payment or transfer of anything of value to any officer, employee or person acting in an official capacity for any Governmental Authority or instrumentality thereof (including state-owned or -controlled enterprises, or public international organization, as well as a political party or official, or candidate for political office) to obtain or retain business or to secure an improper advantage in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other applicable anti-corruption Law.

2.19     Customers and Suppliers.

(a)       Section 2.19(a) of the Disclosure Schedule is a complete and correct list of the 10 largest customers of the Acquired Companies for the 12-month period ending on the Balance Sheet Date and sets forth opposite the name of each customer the aggregate gross revenue of the Acquired Companies from such customer during such period.  No Acquired Company nor any of their Affiliates has received since January 1, 2013 any written notice or, to the Company’s knowledge, any notice otherwise, that any such customer intends to cancel or otherwise materially adversely modify its relationship with any Acquired Company and, to the Company’s knowledge, no such customer intends to cancel or otherwise materially adversely modify its relationship with any Acquired Company.  There are no unresolved claims or re-negotiations pending between any Acquired Company and any of the customers listed or required to be listed on Section 2.19(a) of the Disclosure Schedule.

(b)       Section 2.19(b) of the Disclosure Schedule is a complete and correct list of the 10 largest vendors, suppliers and service providers to the Acquired Companies for the 12-month period ending on the Balance Sheet Date and sets forth opposite the name of each such vendor, supplier and service provider the amount paid by the Acquired Companies to such vendor during such period.  No Acquired Company nor any of their Affiliates has received since January 1, 2013 any written notice, or, to the Company’s knowledge, any notice otherwise, that any such vendor, supplier or service provider intends to cancel or otherwise materially adversely modify (including by effecting price increases) its relationship with any Acquired Company and, to the Company’s knowledge, no such vendor, supplier or service provider intends to cancel or otherwise materially adversely modify (including by effecting price increases) its relationship with any Acquired Company.

2.20      Insurance.  Section 2.20 of the Disclosure Schedule sets forth the material policies of insurance currently covering the Acquired Companies.  The Company has delivered or made available to Purchaser a complete and accurate copy of each such policy of insurance.  No Acquired Company has received written notice of a material default with respect to its obligations under, or notice of cancellation or nonrenewal of, any such policy of insurance.  No Acquired Company is in material default under any such policy of insurance.  All such policies of insurance providing coverage to the applicable Acquired Company (a) are valid, outstanding and enforceable, (b) are, to the Company’s knowledge, issued by an insurer that is financially sound and reputable, and (c) are sufficient for compliance in all material respects with all applicable Laws and Contracts to which the Acquired Companies are bound.

2.21      No Undisclosed Liabilities.  Except for liabilities (a) reflected or reserved for in the Balance Sheet, (b) set forth in the Disclosure Schedule, (c) accounted for in the Pre-Closing Statements, (d) incurred in the Ordinary Course of Business since the Balance Sheet Date, (e) to another Acquired Company or (f) not required pursuant to GAAP to be reflected or reserved for on a consolidated balance sheet of the Company, none of the Acquired Companies have any liabilities.

2.22      Condition of Assets.  Each material item of Tangible Personal Property is (except for ordinary wear and tear) (a) in good repair, (b) in good operating condition, (c) suitable for use in the Ordinary Course of Business and (d) free from material patent and latent defects.  No such item of Tangible Personal Property is in need of material repair or replacement or, to the Company’s knowledge, will need repair or replacement in the next ninety (90) days.  All such items of Tangible Personal Property have been maintained in accordance with normal industry practice. All such Tangible Personal Property used by an Acquired Company is in the possession or under the control of such Acquired Company.

2.23      Affiliate Contracts.  Except (i) as set forth in Section 2.23 of the Disclosure Schedule and (ii) pursuant to the Acquired Plans, the Transaction Agreements, or the Contracts referenced in Section 5.15, no VSC Party or Affiliate of Seller or any Acquired Company:  (a) owns any material interest of any kind in, or controls, or is a manager, officer, director, shareholder, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, vendor, customer, landlord, tenant, creditor or debtor of any Acquired Company (provided  that, notwithstanding the foregoing, beneficially holding a passive investment of not more than 5% of any publicly-listed class of voting securities of any Person shall not constitute or give rise to an Affiliate Contract, whether pursuant to this subclause (a) or otherwise), (b) owns or has an interest in, directly or indirectly, any property, asset or right which is material to any Acquired Company, (c) owes any money to or is owed any money by any Acquired Company, (d) is a party to a Contract, or is involved in any business arrangement or other business relationship, with any Acquired Company (whether written or oral), nor has any Acquired Company pledged any assets or guaranteed any obligations on behalf of any such Person or (e) has any claim or cause of action against any Acquired Company.  The Contracts listed and required to be listed in Section 2.23 of the Disclosure Schedule are hereafter called the “Affiliate Contracts.”

2.24      Brokers and Finders.  Except for Harris Williams & Co., no Acquired Company has employed any investment banker, broker, finder or intermediary in connection with the Transactions which would be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission from any Acquired Company in connection with this Agreement or the Transactions.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to Purchaser as follows:

3.1      Organization, Power and Authority.  The Seller is an entity duly formed, validly existing and in good standing under the Laws of the jurisdiction of its formation.  The Seller has the requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to consummate the Transactions.  This Agreement, the other Transaction Agreements to which Seller is a party, and the consummation by the Seller of the Transactions have been duly and validly authorized by the Seller, and no other limited liability company proceeding on the part of the Seller is necessary to authorize this Agreement or such other Transaction Agreements or to consummate the Transactions.  This Agreement has been, and the other Transaction Agreements to which the Seller is a party when executed and delivered by the Seller to Purchaser at the Closing will have been, duly and validly executed and delivered by the Seller and, assuming such agreements constitute the valid and binding agreement of the other parties thereto, constitute the valid and binding agreement of the Seller, enforceable against the Seller in accordance with their respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereinafter in effect relating to or affecting creditors’ rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

3.2      Ownership of Membership Interests.  The Seller holds of record, owns beneficially and has good title to, and as of the Closing Date, Seller will hold of record, own beneficially and have good title to all of the Membership Interests, free and clear of all Liens, and the Membership Interests constitute all of the issued and outstanding membership interests of the Company.  Immediately after Closing, Purchaser will own such Membership Interests free and clear of all Liens (other than Liens created by or through the Purchaser, its financing sources, or any of their respective Affiliates).  Other than this Agreement and the Organizational Documents of the Company, the Membership Interests owned by Seller are not subject to any voting trust agreement or other Contract restricting or otherwise relating to the voting, dividend rights or other disposition of the Membership Interests.

3.3      Consents and Approvals; No Violations.

(a)      Except for the Requisite Regulatory Approvals, no material Consents are required to be made with or obtained from any Government Authority or other third party in connection with the execution and delivery by the Seller of this Agreement and the consummation by the Seller of the Transactions.

(b)      Neither the execution, delivery or performance by the Seller of this Agreement and the other Transaction Agreements to which the Seller is a party, nor the consummation by the Seller of the Transactions, does or will (i) violate the Organizational Documents of the Seller; (ii) violate in any material respect, or result in or constitute a material default under, any material Contract to which the Seller is a party or by which it or any of its material properties or assets may be bound; or (iii) subject to the making or obtaining (as applicable) of the Requisite Regulatory Approvals, violate in any material respect any material Permit of the Seller or any material Order or Law applicable to the Seller or to any of its material properties or assets.

3.4      Litigation.  There is no Litigation pending or threatened against or by Seller or any of its Affiliates that challenges or seeks to prevent, enjoin or otherwise delay the Transactions.

3.5      Brokers and Finders.  No investment banker, broker, finder or intermediary or other Person is or will be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission from Purchaser or any of its Affiliates in connection with this Agreement or the Transactions as a result of any arrangement made by the Seller.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Company and the Seller that:

4.1      Corporate Organization, Qualification, Power, Authority and Nationality.

(a)      Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Texas.

(b)      Purchaser has the requisite entity power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party and to consummate the Transactions.  This Agreement, the other Transaction Agreements to which Purchaser is a party, and the consummation by Purchaser of the Transactions have been duly and validly authorized by Purchaser, and no other proceeding on the part of Purchaser is necessary to authorize this Agreement or such other Transaction Agreements or to consummate the Transactions.  This Agreement has been, and the other Transaction Agreements to which Purchaser is a party when executed and delivered by Purchaser to the Seller at the Closing will have been, duly and validly executed and delivered by the Purchaser and, assuming such agreements constitute the valid and binding agreement of the other parties thereto, constitute the valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforcement may be limited by (i) applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws now or hereinafter in effect relating to or affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

4.2      Consents and Approvals; No Violations.

(a)      Except for the Requisite Regulatory Approvals, no material Consents are required to be made with or obtained from any Government Authority or other third party in connection with the execution and delivery by Purchaser of this Agreement and the consummation by Purchaser of the Transactions.

(b)      Neither the execution, delivery or performance by Purchaser of this Agreement or the other Transaction Agreements to which Purchaser is a party, nor the consummation by Purchaser of the Transactions, does or will (i) violate the Organizational Documents of Purchaser; (ii) violate in any material respect, or result in or constitute a material default under, any material Contract to which Purchaser is a party or by which it or any of its properties or assets may be bound; or (iii) violate in any material respect any material Permit of the Purchaser or material Order or Law applicable to Purchaser or any of its material properties or assets.

4.3      Adequate Funds.  Purchaser has and will continue to have through Closing sufficient immediately available funds to enable Purchaser to satisfy its obligation to pay the consideration set forth in Section 1.2 and to make any other payment required to be made by Purchaser under this Agreement.

4.4      Investigation by Purchaser.  Purchaser has conducted its own independent review and analysis of the Acquired Companies.  Purchaser acknowledges and agrees that the only representations and warranties being made by any Acquired Company, the Seller or any of their Affiliates, agents or representatives are those made by the Company in Article II of this Agreement and by the Seller in Article III of this Agreement.

4.5      Brokers and Finders.  No investment banker, broker, finder or intermediary or other Person is or will be entitled to any investment banking, brokerage, finder’s, financial advisory or similar fee or commission from the Company or any of its Affiliates or the Seller in connection with this Agreement or the Transactions as a result of any arrangement made by Purchaser.

4.6      Acquisition for Investment.  The Membership Interests to be acquired by the Purchaser pursuant to this Agreement are being acquired for investment only, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the Purchaser does not have any present intention of selling, granting any participation in, or otherwise distributing the same.

4.7      Foreign Ownership.  Purchaser is not organized, chartered or incorporated under the Laws of any country other than the United States or its territories.  Purchaser is not, and Purchaser and the Company will not be, at or immediately following the Closing, owned or controlled by (a) a foreign Person or Persons for purposes of the International Traffic in Arms Regulations, 22 C.F.R. Parts 120 - 130 (“ITAR”), (b) a foreign Person for purposes of reviews of transactions conducted by the Committee on Foreign Investment in the United States under Section 721 of the Defense Production Act of 1950, 50 U.S.C. App. § 2170, as amended, or (c) a foreign interest or interests (including a foreign Person or Persons) as defined in the National Industrial Security Program Operating Manual (DOD 5220.22-M) (February 28, 2006) (“NISPOM”), such that any foreign interest(s), directly or indirectly, will own or have beneficial ownership (defined as the power to vote or direct the voting of a security or to impose or direct the disposition of a security) of five percent (5%) or more of the outstanding shares of any class of the equity securities of Purchaser or the Company, as applicable.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF THE
ACQUIRED COMPANIES AND OTHER AGREEMENTS

5.1      Conduct of the Acquired Companies.  Except as contemplated by this Agreement, during the period from the date of this Agreement to the earlier of the Closing Date or termination of this Agreement, unless Purchaser shall otherwise consent, which consent shall not be unreasonably withheld, conditioned or delayed, the Company will conduct, and will cause each other Acquired Company to conduct, its operations in the Ordinary Course of Business, and the Company will use, and will cause each other Acquired Company to use, its commercially reasonable efforts to generally preserve intact the present business organization of the Acquired Companies and to keep available the services of its officers and key employees.  In furtherance and not in limitation of this Section 5.1, except as contemplated by this Agreement, and except as may be required by Law or pursuant to the terms of any existing Contract, during the period from the date of this Agreement to the earlier of the Closing Date or termination of this Agreement, unless Purchaser shall otherwise consent, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall, and shall cause each Acquired Company to:

(a)      preserve and maintain all material Permits of the Acquired Companies;

(b)      not cancel or waive rights of substantial value of the Acquired Companies;

(c)      use commercially reasonable efforts to maintain the material tangible properties or assets owned, operated or used by it in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(d)      continue in full force and effect without modification all insurance policies of the Acquired Companies, except as required by applicable Law;

(e)      use commercially reasonable efforts to defend and protect its material properties and assets from infringement;

(f)      comply in all material respects with all applicable Laws; and

(g)      not, and shall cause the other Acquired Companies not to, do or cause to be done any of the matters referenced in Section 2.7(a) – (o), excluding Section 2.7(m), or terminate any key employee or group of employees of any Acquired Company other than for cause.

Notwithstanding anything to the contrary contained in this Agreement, the Acquired Companies may loan, distribute or otherwise transfer cash or cash equivalents out of the Acquired Companies or among the Acquired Companies, provided  that doing so does not violate any Contract to which any Acquired Company is a party or any Law to which any Acquired Company is subject.

5.2      Access to Information.

(a)      In connection with the Transactions, upon reasonable advance notice to the Company and subject to the requirements of any Laws governing access to information, the Company shall (and shall cause each of the other Acquired Companies to) provide Purchaser and its authorized agents and representatives (“Representatives”) with reasonable access, during normal business hours and without disruption to their day-to-day business, from the date of this Agreement to the earlier of the Closing Date or termination of this Agreement, to the offices, properties, plants, other facilities and books and records solely to the extent pertaining to the Acquired Companies and, during such period, it shall (and shall cause each of the other Acquired Companies to) furnish to such Representatives all financial, operating and other data and other information in the possession of Seller or the Acquired Companies concerning the Acquired Companies as may reasonably be requested.  Any access provided pursuant to this Section 5.2(a) shall be subject to or with the participation of the Company or a designated representative of the Company.

(b)      Purchaser agrees that it will, and will cause its Representatives to, use any information obtained pursuant to this Section 5.2 only in connection with the Transactions.  Purchaser agrees that it will not, and it will cause its Representatives not to, contact any officer, director, employee, customer, supplier, distributor, or other material business relation of the Acquired Companies, in respect of the Acquired Companies, prior to the Closing without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.  Without limiting the foregoing, Purchaser and its Representatives shall, in coordination with Seller, be allowed to discuss the Transactions with the customers and employees set forth on Exhibit 6.

(c)      The Confidentiality Agreement shall apply with respect to Confidential Information, as defined therein, furnished to Purchaser or its Representatives pursuant to this Section 5.2.

5.3      Competition Filings.

(a)      The Seller and Purchaser shall, as promptly as practicable but in any event not more than five (5) Business Days after the Agreement Date, file, or cause to be filed, all required notification and report forms under the HSR Act with the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) in connection with the Transactions, will request early termination of the waiting period provided for in the HSR Act, and will use their respective commercially reasonable efforts to (i) respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation and (ii) cause the waiting periods under the HSR Act to terminate or expire at the earliest practicable date.

(b)      The Seller, on the one hand, and Purchaser, on the other hand, will each furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filings necessary under the provisions of the HSR Act.

(c)      The parties shall promptly furnish to each other copies of all (i) filings other than the original filing contemplated in Section 5.3(a) and (ii) correspondence relating to the Transactions with any Governmental Authority specified in this Section 5.3.  Each of the Seller and Purchaser may, as they deem advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.3 as “outside counsel only.”  Such competitively sensitive material and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Seller or Purchaser, as the case may be, or its legal counsel.

(d)      All filing fees incurred pursuant to this Section 5.3 shall be borne equally by Purchaser and Seller.

5.4      Consents and Reasonable Efforts.  The Seller, the Company and Purchaser shall, as promptly as practicable, use commercially reasonable efforts (unless otherwise stated herein) to satisfy the conditions to Closing set forth in Article VI and consummate and make effective the Transactions, including filing required notices and applications with Governmental Authorities and obtaining any required Consents, opposing, lifting or rescinding any injunction or restraining order or other order adversely affecting the ability of the parties to consummate and make effective the Transactions, and cooperating reasonably with each other in respect of the foregoing.  The Seller, the Company and Purchaser shall each furnish to each other such information and assistance as the other may reasonably request in connection with required filings, applications and Consents, and they shall keep each other advised of the progress of making all such filings, applications and Consents.  Notwithstanding anything to the contrary herein, Purchaser shall not be required to (i) engage in any Litigation, or (ii) agree to any divestitures, hold separate orders or agree to any limitations on Purchaser’s conduct of its business or the business of any Acquired Company.  The Seller, the Company and Purchaser shall each (x) advise the other parties of any communications with any Governmental Authority, (y) consult with the other parties regarding any response or submission to a Governmental Authority and (z) permit the other parties to attend any meetings with a Governmental Authority.

5.5      Publicity.  The Seller and Purchaser will consult with each other before issuing any press release or making any public statement or announcement pertaining to this Agreement or the Transactions, and no party shall issue any press release or make any public statement or announcement pertaining to this Agreement or the Transactions without the prior written consent of the Seller and the Purchaser, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or public statement or announcement shall use its commercially reasonable efforts to consult in good faith with the other parties and give such other parties a reasonable opportunity, to the extent reasonably practicable, to review and comment upon such press release or public statement or announcement before issuing any such press release or public statement or announcement.

5.6      Tax Matters.

(a)      Transfer Taxes.  All Transfer Taxes related to the sale of the Membership Interests pursuant to this Agreement will be borne and paid fifty percent (50%) by Purchaser and fifty percent (50%) by the Seller when due, and each party, at its own expense, will cause to be filed all necessary Tax Returns and other documentation required to be filed by it with respect to all such Transfer Taxes.  The parties shall, to the extent permitted by applicable Law, cooperate to minimize or avoid any Transfer Taxes that might be imposed.

(b)      Tax Returns.

(i)      The Seller shall prepare, or cause to be prepared, at the Seller’s expense, all Income Tax Returns of the Acquired Companies for all Pre-Closing Tax Periods that are required to be filed after the Closing Date.  Each such Income Tax Return shall be prepared in a manner consistent with each Acquired Company’s past practice except as otherwise required by applicable Laws.  At least thirty (30) days prior to the due date for the filing of any such Income Tax Return (taking into account any valid extensions of time to file), the Seller shall deliver to Purchaser a copy of such Income Tax Return for Purchaser’s review and comment.  Each such Income Tax Return prepared in accordance with this Section 5.6(b)(i) shall be final and binding on Purchaser, unless, within fifteen (15) days after the date of receipt by Purchaser of such Tax Return, Purchaser delivers to the Seller a written request for changes to such Income Tax Return.  If Purchaser delivers such a request, then the Seller and Purchaser shall undertake in good faith to resolve the issues raised in such request in a manner consistent with the standard set forth in the second sentence of this Section 5.6(b)(i).  If the Seller and Purchaser are unable to resolve any issue by the earlier of (A) ten (10) days after the date of receipt by the Seller of the request for changes or (B) ten (10) days prior to the due date (including any extension thereof) for filing of the Income Tax Return in question, then the Seller and Purchaser shall jointly engage the Accounting Expert (in the manner set forth in Section 1.6(c)) to resolve such dispute, and the decision of such Accounting Expert shall be final.  If the Accounting Expert is unable to resolve any such dispute prior to the due date for such Income Tax Return, such Income Tax Return shall be timely filed as prepared by the Seller subject to amendment, if necessary to reflect the resolution by the Accounting Expert.  Purchaser and the Acquired Companies shall cooperate and provide any assistance reasonably requested to allow the Seller to prepare such Income Tax Returns.  Purchaser will cause duly authorized officers of the Acquired Companies (or any successor thereof) timely to execute and file such Tax Returns prepared in accordance with the requirements of this Section 5.6(b)(i).

(ii)      Purchaser shall prepare, or cause to be prepared, and shall file, or cause to be filed, all non-Income Tax Returns of the Acquired Companies for all Pre-Closing Tax Periods and all Tax Returns of the Acquired Companies for any Straddle Period that are required to be filed after the Closing Date.  Each such Tax Return shall be prepared in a manner consistent with each Acquired Company’s past practice except as otherwise required by applicable Laws.  To the extent such Tax Return reflects an Income Tax or other Tax for which the Seller is liable under this Agreement or otherwise, at least thirty (30) days prior to the due date for the filing of any such Tax Return (taking into account any valid extensions of time to file), Purchaser shall deliver to the Seller a copy of such Tax Return, accompanied by an allocation between the Seller and Purchaser of Taxes shown to be due on such Tax Return, for the Seller’s review and comment.  Each such Tax Return and allocation prepared in accordance with this Section 5.6(b)(ii) shall be final and binding on the Seller, unless, within fifteen (15) days after the date of receipt by the Seller of such Tax Return and allocation (as applicable), the Seller delivers to Purchaser a written request for changes to such Tax Return and/or allocation.

If the Seller delivers such a request, then the Seller and Purchaser shall undertake in good faith to resolve the issues raised in such request in a manner consistent with the standard set forth in the second sentence of this Section 5.6(b)(ii).  If the Seller and Purchaser are unable to resolve any issue by the earlier of (A) ten (10) days after the date of receipt by Purchaser of the request for changes or (B) ten (10) days prior to the due date (including any extension thereof) for filing of the Tax Return in question, then the Seller and Purchaser shall jointly engage the Accounting Expert (in the manner set forth in Section 1.6(c)) to resolve such dispute, and the decision of such Accounting Expert shall be final.  If the Accounting Expert is unable to resolve any such dispute prior to the due date for such Tax Return, such Tax Return shall be timely filed as prepared by the Purchaser subject to amendment, if necessary to reflect the resolution by the Accounting Expert. The Seller shall cooperate and provide any assistance reasonably requested to allow Purchaser to prepare, or cause to be prepared, and file, or cause to be filed, such Tax Returns.

(iii)      Two (2) days prior to the filing of any Tax Return described in clause (i) or (ii) above, the Seller shall pay to the Purchaser or directly to the relevant Governmental Authority (A) in the case of any Tax Return for a Pre-Closing Tax Period, the amount shown as due and owing on any such Tax Return by the relevant Acquired Company, and (B) in the case of a Tax Return for a Straddle Period, the amount of Taxes allocated to the portion of the Straddle Period ending on the Closing Date pursuant to subparagraph (c) below, in each case except to the extent such Taxes (x) were accurately accrued or reserved on the books and records of the Acquired Companies as of the Closing Date or (y) were previously paid or included in the calculation of Closing Net Working Capital or the Cash Consideration.

(iv)      The Income Tax Returns referred to above shall include the following positions: (A) all Deductions  shall be allocated to and reported in the Pre-Closing Tax Period or portion of the Straddle Period ending on the Closing Date (each a “Pre-Closing Period”) to the extent permitted by applicable Tax law, (B) at Seller’s election, to make (and cause the Acquired Companies to make) the election under Revenue Procedure 2011-29 to apply the seventy percent (70%) safe-harbor to any “success based fee” as defined in Treasury Regulation Section 1.263(a)-5(f) incurred in connection with the Transactions, (C) not to apply overpayments for any year to any other year’s Tax liability, and (D) not to waive the ability to carry back losses.

(c)      Straddle Period Taxes.  For purposes of this Agreement, in the case of a Straddle Period, Taxes of an Acquired Company shall be allocated to the portion of the period ending on Closing Date as follows:  (i) all Income Taxes, sales Taxes, employment Taxes and other Taxes that are readily apportionable based on an actual or deemed closing of the books shall be allocated based on the amount that would be payable if the taxable year ended on and included the Closing Date, and (ii) all property and other Taxes that are imposed on a periodic basis and not described in clause (i) shall be allocated based on the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in the portion of a period ending on and including the Closing Date and the denominator of which is the number of days in the entire period; provided, however, that any reassessments or revaluations of property resulting from Purchaser’s purchase of the Membership Interests shall not be taken into account in determining any allocation pursuant to clause (ii).  For purposes of this Agreement, any Tax refunds with respect to Straddle Periods shall be allocable based on the manner in which the corresponding Taxes are allocable pursuant to this Section 5.6(c).

(d)      Tax Refunds.

(i)      All Tax refunds or credits (in lieu of a refund) of Taxes (including any interest paid thereon) of any of the Acquired Companies for any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date that are received or actually utilized (in the form of a reduction of cash Taxes actually payable) by Purchaser or the Acquired Companies after the Closing  (a “Pre-Closing Tax Refund”) shall be for the account of the Seller, and Purchaser shall pay to the Seller the amount of any Pre-Closing Tax Refund (net of any reasonable out of pocket costs, expenses and Taxes incurred or imposed on Purchaser, its Affiliates or any Acquired Company in obtaining, receiving or accruing such Pre-Closing Tax Refund) within ten (10) Business Days after receipt of any such Pre-Closing Tax Refund (or in the case of a credit, within ten (10) Business Days of the filing of a Tax Return actually utilizing such credit).  Purchaser and its Affiliates shall, if the Seller so requests (and at Seller’s cost), file a claim for and use reasonable efforts to obtain any Pre-Closing Tax Refund; provided, however, that Purchaser, its Affiliates and the Acquired Companies shall not be required to take any action that could result in or otherwise cause such Person to incur any material unreimbursed costs and expense.  This Section 5.6(d) shall not apply to any Pre-Closing Tax Refund that was taken into account in Closing Net Working Capital or that results from the carryback of a net operating loss or other Tax attribute incurred in a Post-Closing Tax Period or the portion of any Straddle Period beginning on the day following the Closing Date.

(ii)      If any Deductions are not permitted to be reported in a Pre-Closing Period but instead are deductible by the Acquired Companies in a Post-Closing Tax Period or portion of a Straddle Period beginning after the Closing Date (“Post-Closing Period”), or are deductible in a Pre-Closing Period but the deductions contribute to a loss carryforward rather than a reduction in the Taxes payable by the Acquired Companies in such period (determined on a “with and without” basis), then, except to the extent reflected as a tax asset in the Closing Net Working Capital, Purchaser shall pay over to the Seller an amount equal to the net reduction in Taxes realized (in the form of a refund, credit or reduction in otherwise required Tax payments otherwise payable by the applicable Acquired Company or its Affiliates) resulting from such Deductions or loss carryforward (a “Tax Benefit Payment”) within ten (10) Business Days after such reduction is realized by any Acquired Company or the affiliated, combined or consolidated group including the Acquired Companies, as applicable, provided that Tax Benefit Payments shall only be made if the net reduction in Taxes to which they relate are realized during or with respect to the first three taxable years of the Acquired Companies (or the consolidated or affiliated group that includes the Acquired Companies) ending after the Closing Date. For the avoidance of doubt, Purchaser shall report, or cause the Acquired Companies to report, all Deductions on their income Tax Returns for the first taxable period for which such Deductions may be reported under applicable Law. For each of the three taxable periods for which a Tax Benefit Payment could be required, on or prior to ten (10) days following the date on which the Purchaser or relevant Acquired Company files its U.S. federal income Tax Return (whether or not a Tax Benefit Payment is due for such year), Purchaser will deliver to the Seller an explanation and calculation of the Tax Benefit Payment for that taxable year (even if zero), together with such other information as the Seller may reasonably request to allow it to confirm the calculation.

(e)      Post-Closing Actions.  Except as otherwise required by applicable Laws, Purchaser shall not, without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed, (i) file or cause any Acquired Company to file any amended Tax Return for any Pre-Closing Tax Period or Straddle Period, or (ii) make or change any election that has any retroactive effect on any Pre-Closing Tax Period or Straddle Period, or take, or cause or permit any Acquired Company to take, any action on the Closing Date or following the Closing, to the extent such election or action would give rise to any indemnification claim with respect to Taxes or reduce any Pre-Closing Tax Refund or other payment to which the Seller would otherwise be entitled under Section 5.6(d).

(f)      Voluntary Disclosure Agreement.  As soon as practicable after the date hereof, Seller shall cause to be prepared and filed a Voluntary Disclosure Agreement (“VDA”) with the state of Hawaii with respect to the applicable item disclosed on Section 2.11 of the Disclosure Schedule. Seller shall have the right to represent the Company in the negotiation of such VDA with the goal of obtaining a final agreement with the state of Hawaii as to requested items.  The preparation, negotiation and filing of the VDA shall be subject to the provisions of Section 5.6(g) hereof (mutatis mutandis) as if it were a Seller’s Tax Contest Claim, and Purchaser will cause duly authorized officers of the Acquired Companies (or any successor thereof) to execute and file a VDA prepared in accordance with such requirements.  Notwithstanding the foregoing, and notwithstanding anything to the contrary in Section 5.6(e), in the event the VDA is not filed on or before the later of December 31, 2015 or sixty (60) days following the Closing Date, Purchaser shall be entitled to prepare and file the VDA.

(g)      Tax Controversy.  After the Closing, each of Purchaser, the Acquired Companies and the Seller shall promptly notify each of the other parties in writing upon receipt of any written notice of any pending or threatened Tax proceeding or similar claim relating to Taxes of any Acquired Company (“Tax Claim”) for which the Seller could be liable pursuant to this Agreement; provided, however, that the failure to so notify shall not relieve the Seller of any liability hereunder except to the extent the Seller is actually and materially prejudiced thereby.  The Seller shall have the sole right to employ counsel of its choice at its expense and to control the defense of all such Tax Claims for which the Seller is liable under this Agreement for the full amount of Tax payable with respect to such claim or proceeding (a “Seller’s Tax Contest Claim”) and shall bear the full cost of pursuing any such claim; provided, however, that Purchaser shall be entitled to participate in the defense of such Tax Claim, at its expense, with counsel of its choosing and the Seller shall not agree to the settlement of any such Tax Claim or proceeding that would have an adverse effect on any Acquired Company without Purchaser’s consent, which will not be unreasonably withheld, conditioned or delayed.  None of Purchaser, the Acquired Companies and their respective Subsidiaries and Affiliates will agree to any settlement of any such Tax Claim without the prior written consent of the Seller, which will not be unreasonably withheld, conditioned or delayed.  Purchaser shall, at the Seller’s expense, make available or shall cause the applicable Acquired Company to make available to the Seller any and all books and records of such Acquired Company and other documents reasonably requested by the Seller and shall make available employees of such Acquired Company to enable the Seller to defend any Seller’s Tax Contest Claim and shall cooperate with the Seller in defense of such claim.  Except as otherwise provided herein, Purchaser shall control all other Tax Claims; provided  that Purchaser shall notify the Seller and allow the Seller a reasonable opportunity to participate (at its own cost) in any such Tax Claims that could result in an indemnification claim by Purchaser with respect to Taxes, and none of Purchaser, the Acquired Companies and their respective Subsidiaries and Affiliates will agree to any settlement of any such Tax Claim or cease to defend such Tax Claim without the prior written consent of the Seller, which will not be unreasonably withheld, conditioned or delayed.

5.7       Employee and Benefits Matters.

(a)      For purposes of this Section 5.7, the term “Continuing Employees” shall mean employees who are employed by the Acquired Companies at the Closing.

(b)      Benefits and Compensation.

(i)      Following the Closing Date, Purchaser shall either continue to offer or establish, effective as of the Closing Date, employee compensation and benefit plans, programs, policies and arrangements (including fringe benefits but excluding severance pay) that will provide benefits and compensation to the Continuing Employees (and, if applicable, their eligible beneficiaries) for a period of at least one (1) year after the Closing Date that are substantially comparable in the aggregate to the Acquired Plans set forth in Section 2.10(a) of the Disclosure Schedule, to the extent that such Acquired Plans are provided by the Acquired Companies to the Continuing Employees (and, if applicable, their eligible beneficiaries) immediately prior to the Closing Date.  Following the Closing Date, Purchaser and the Acquired Companies shall be solely responsible for any liability, cost, expense or obligation arising under or relating to any Acquired Plan, whether incurred before, on or after the Closing Date.

(ii)      Following the Closing Date, with respect to each employee benefit plan in which any Continuing Employee participates, for purposes of determining eligibility to participate, vesting and entitlement to benefits, including vacation entitlement, but not including benefit accrual under any pension plan, service with the Company or any other Acquired Company shall be treated as service with Purchaser or the applicable Affiliate of Purchaser; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.  Such service shall also apply for purposes of satisfying any waiting periods, evidence of insurability requirements or the application of any pre-existing condition limitations.  Each such plan shall waive pre-existing condition limitations to the same extent waived under the corresponding Acquired Plan.  Continuing Employees shall be given credit under the applicable plan of Purchaser or any Affiliate thereof for amounts paid under a corresponding Acquired Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the successor or replacement plan.

(c)      No Third Party Beneficiaries.  Notwithstanding the above, nothing in this Agreement is intended to or shall confer upon any Continuing Employee or Former Employee any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.  Nothing in this Agreement is intended to or shall prohibit Purchaser or the applicable Affiliate of Purchaser from amending or terminating any Acquired Plans, and nothing in this Agreement is intended to or shall be construed as in any way modifying or amending the provisions of any Acquired Plan.

(d)       Nothing in this Section 5.7 shall require Purchaser to establish or maintain any benefit that is not provided through the Acquired Plans that exist as of the Closing.

5.8      Further Assurances.  From and after the Closing, the parties shall use all commercially reasonable efforts to take or cause to be taken all necessary actions and do, or cause to be done, all things necessary to consummate and make effective the Transactions, including the execution of any additional documents or instruments of any kind (not containing additional representations and warranties) which may be necessary to carry out any of the provisions hereof.

5.9      Maintenance of Books and Records.  Purchaser shall, and shall cause the Acquired Companies to, preserve, from the Closing until at least the seventh (7th) anniversary of the Closing Date, all pre-Closing Date records by the Acquired Companies.  After the Closing Date and up until at least the seventh (7th) anniversary of the Closing Date, upon any reasonable request from the Seller, Purchaser shall, and shall cause its Subsidiaries to (a) provide to the Seller or its Representatives reasonable access to such records during normal business hours for reasonable purposes relating to pre-closing ownership or operations of the Acquired Companies and (b) permit the Seller or its Representatives to make copies of such records, in each case at no cost to the Seller or its Representatives (other than for reasonable out-of-pocket expenses, including reimbursement of Purchaser’s out-of-pocket expenses).  Such records may be sought under this Section 5.9 for any reasonable purpose, including to the extent reasonably required in connection with the audit, accounting, Tax Return preparation, financial statement preparation. litigation, or other similar needs of the Seller or its Affiliates.  Notwithstanding anything to the contrary herein, the requirements for Purchaser to provide any documents, information, records, or any other items pursuant to this Section 5.9 shall not apply in connection with any Litigation or other dispute between the parties hereto or as it relates to an indemnification claim hereunder other than with respect to a Third Party Claim.  Notwithstanding the foregoing, any and all such records may be destroyed by Purchaser or any of its Subsidiaries at any time if such party sends to the Seller written notice of its intent to destroy such records, specifying in reasonable detail the contents of the records to be destroyed; such records may then be destroyed after the thirtieth (30th) day following such notice unless the Seller notifies the destroying party that it desires to obtain possession of such records, in which event the destroying party shall transfer the records to the Seller.

5.10      Director and Officer Liability and Indemnity.  From and after the Closing, Purchaser shall not, and shall not permit any Acquired Company to, amend, repeal or modify any provision in Organizational Documents of the Acquired Companies relating to the exculpation or indemnification of any present and former director, manager and officer of any Acquired Company (collectively, the “Company Indemnified Persons”) in a manner that is adverse to any Company Indemnified Person (unless required by applicable Law), it being the intent of the parties that the Company Indemnified Persons shall continue to be entitled to such exculpation and indemnification to the full extent of applicable Law.  This Section 5.10 is intended to be in addition to the rights otherwise available to the Company Indemnified Persons at Law or otherwise and shall be for the benefit of, and enforceable by, the Company Indemnified Persons and their respective heirs and representatives.

5.11      Exclusivity.  During the period from the date of this Agreement to the earlier of the Closing Date or termination of this Agreement, Seller shall not, nor shall it authorize any of its Representatives to, directly or indirectly solicit or initiate any discussions with, provide any information to, or negotiate with, any third party concerning any sale of the Acquired Companies, issuance of equity in any of the Acquired Companies, merger, consolidation, sale of significant or substantial assets other than in the Ordinary Course of Business, or similar transaction relating to the business or the assets of any Acquired Company (any such transaction being referred to herein as an “Acquisition Proposal”).  During the period from the date of this Agreement to the earlier of the Closing Date or termination of this Agreement, Seller shall promptly notify Purchaser in writing if it receives any Acquisition Proposal or request for information about Seller with respect to an Acquisition Proposal.

5.12      Confidentiality.  From and after the Closing, Seller shall, and shall cause each of its Affiliates to, hold all of the Confidential Information in the strictest confidence and refrain from using any of the Confidential Information; provided  that the foregoing shall not apply to (i) disclosures of Confidential Information required by applicable Law or Order (so long as Purchaser is given reasonable prior written notice and an opportunity to intervene prior to such disclosure, if possible), (ii) Confidential Information that becomes publicly available (through no fault of Seller or any of its Affiliates), (iii) use of Confidential Information by any Affiliate of Seller in furtherance of such Person’s employment duties for Purchaser, any Acquired Company, or any of their Affiliates following the Closing (as applicable), or (iv) use of Confidential Information by Seller or any of its Affiliates to enforce the rights of Seller under the Transaction Agreements.

5.13      Non-Solicitation; Non-Disparagement.

(a)      For a period of two years following the Closing Date, Seller shall not, directly or indirectly (including through its Affiliates or any VSC Party):

(i)      (A) solicit the business of any Person which is a customer or client of an Acquired Company as of, or was its customer or client within 12 months prior to, the date of this Agreement, but only as such business relates to provision of goods or services developed, manufactured or provided by an Acquired Company to such customer or client during such time period, or (B) take any action that would (or would reasonably be expected to) in any way interfere with the relationship between an Acquired Company and any such Person (including making any negative or disparaging statements or communications about any Acquired Company); or

(ii)      solicit for employment or engagement, any employee or independent contractor of an Acquired Company; provided, that this paragraph shall not preclude Seller or its Affiliates from soliciting for employment or engagement any such individual who (A) responds to a general solicitation through a public medium or general or mass mailing by or on behalf of Seller or any of its Affiliates that is not targeted at employees of an Acquired Company or (B) contacts Seller or its Affiliates directly on such individual’s own initiative.

(b)      From and after the Closing, no party to this Agreement shall directly or indirectly (including through its Affiliates) disparage any other party to this Agreement or any of its Affiliates, provided, however, nothing in this Section 5.13(b) shall prevent either party from making any statements about the other party during Litigation between the parties or as required by applicable Law or Order.

5.14      Data Room.  On the Agreement Date, Seller shall deliver to Purchaser a CD-ROM that contains the true and correct contents of the virtual data room relating to the Transactions as of two Business Days immediately preceding the date of this Agreement.

5.15      Termination of Management Agreement.  The parties acknowledge and agree that (a) the Amended and Restated Management Services Agreement dated December 16, 2009 by and among certain Acquired Companies and other Affiliates of Vance Street Capital LLC and Vance Street Management LLC, as amended, is terminated as of the Closing with respect to the Acquired Companies, and the Acquired Companies shall have no continuing rights or obligations of any kind thereunder (b) the Class C Incentive Plan Agreement dated December 16, 2009 by and between Seller and the Company, is terminated as of the Closing with respect to the Company, and the Company shall have no continuing rights or obligations of any kind thereunder, and (c) except as provided in the proviso to Section 5.17(a), no Acquired Company shall have any continuing obligations following the Closing to any VSC Party.

5.16      R&W Insurance Policy.  Purchaser shall obtain on the Agreement Date, but effective as of the Closing, an insurance policy having maximum total limits (subject to the terms and conditions therein) of liability of no less than Thirty Million Dollars ($30,000,000) with respect to the representations and warranties of the Company and the Seller in this Agreement and the other matters (if any) covered by such policy, in the form of Exhibit 3 (“R&W Insurance Policy”). The cost of the premiums together with all taxes and application, underwriting or similar or other fees or expenses in connection with the R&W Insurance Policy shall be paid by Purchaser, including those to bind the policy.  Purchaser shall take reasonable actions within its control to maintain, shall not voluntarily modify in a manner that would be adverse to Seller, and shall comply in all material respects with the terms of, the R&W Insurance Policy.  Prior to Closing, Seller and the Acquired Companies shall reasonably cooperate with Purchaser at Purchaser’s expense to enable Purchaser to obtain the R&W Insurance Policy, including facilitating Phase I environmental site assessments as requested by the carrier under such policy.

5.17      Release.  Effective as of the Closing:

(a)      Seller (on behalf of itself and its Affiliates) irrevocably releases and forever discharges each Acquired Company (and, to the extent they would be liable in respect of their position with such Acquired Company, each of their respective directors, officers, employees, members, and equityholders) and the respective successors, agents and assigns  of any of the foregoing (each, a “Releasee”) from any and all Liabilities, damages, costs, claims, complaints, charges or causes of action in law or equity that any of them or any of their successors or assigns may now have or may ever have against any of the Releasees, whether accrued, absolute, contingent, unliquidated or otherwise, and whether known or unknown, in any case arising out of any act, omission, event, or circumstance occurring prior to or existing as of the Closing relating to any Acquired Company; provided that this release shall in no way modify or otherwise limit

(i) any rights arising under or with respect to this Agreement, the Transaction Agreements, or the Transactions or (ii) any indemnification rights under applicable Law or the Organizational Documents of the Acquired Companies.

(b)      The Seller (on behalf of itself and its Affiliates) acknowledges and agrees that the releases set forth in this Section 5.17 (collectively, the “Seller Release”) are not to be construed in any way as (i) an admission of any liability whatsoever by any Releasee under any Law, or (ii) any such liability having been expressly denied.

(c)      Seller may hereafter discover facts in addition to, or different from, those that Seller now knows or believes to be true with respect to the subject matter of the Seller Release, and Seller intends that the Seller Release shall be and remain in effect as a full and complete release notwithstanding the discovery or existence of any such additional or different facts.  In furtherance of the foregoing intention, Seller hereby waives and relinquishes any rights and benefits that it may have as a party granting a release under any applicable Law of any jurisdiction to the full extent that it may lawfully waive all such rights and benefits pertaining to the subject matter of the Seller Release.  Seller acknowledges that the Laws of many states provide substantially the following: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”  Seller acknowledges that such provisions are designed to protect a party from waiving claims which it does not know exist or may exist.  Nonetheless, Seller agrees that, effective as of the Closing Date, the Seller shall be deemed to waive any such provision.  Seller further agrees that neither Seller nor any of its Affiliates shall (a) institute a lawsuit or other legal proceeding based upon or arising out of any of the released claims, (b) participate, assist, or cooperate in any such proceeding or (c) encourage, assist and/or solicit any third party to institute any such proceeding.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

6.1      Conditions to Each Party’s Obligations to Complete the Closing.  The respective obligations of each party to complete the Closing are subject to the satisfaction at or prior to the Closing Date of the following conditions:

(a)      Injunction.  There shall not be in effect any Law or Order of competent jurisdiction directing that the Transactions not be consummated as provided herein.

(b)      HSR Waiting Period.  All waiting periods under the HSR Act shall have expired or early termination thereof shall have been granted.

6.2      Additional Conditions to the Obligation of Purchaser.  The obligation of Purchaser to complete the Closing is subject to the satisfaction at or prior to the Closing Date of the following conditions, any and all of which may be waived in whole or in part by Purchaser to the extent permitted by applicable Law:

(a)      Representations and Warranties.  As of the Agreement Date, the representations and warranties of the Company contained in Article II, and of the Seller contained in Article III, of this Agreement (i) that do not have any materiality qualifiers shall have been true and correct in all material respects and (ii) that contain materiality qualifiers shall have been true and correct in all respects; provided, however, that to the extent that Purchaser had actual knowledge prior to the Agreement Date that a representation or warranty in Article II or Article III was not true and correct as of the Agreement Date, then Purchaser shall not be entitled to assert that any of the conditions set forth in this clause (a) are not satisfied (or, for clarity, to exercise the corresponding termination right in Section 8.4) due to such failure to be true and correct; provided  further  that Purchaser shall also not be entitled to assert that any of the conditions set forth in this clause (a) are not satisfied due to such failure if such failure has been cured as of the Closing (it being understood that such failure cannot be cured by merely updating the Disclosure Schedule).  Except as would not have a Material Adverse Effect, as of the Closing Date, the representations and warranties of the Company contained in Article II, and of the Seller contained in Article III, of this Agreement shall be true and correct at and as of the Closing Date with the same effect as though made on and as of the Closing Date (or, with respect to representations and warranties which speak as of a specified date or period of time, as of such specified date or period of time).

(b)      Performance.  Each of the Company and the Seller shall have performed in all material respects all of their respective covenants and agreements under this Agreement to be performed or complied with on or prior to the Closing Date.

(c)      Officer’s Certificate.  Purchaser shall have received on the Closing Date a certificate in substantially the form of Exhibit 7 dated the Closing Date and executed by the Seller and by the Company as to the fulfillment of the conditions specified in Sections 6.2(a) and (b).

(d)      Escrow Agreement.  The Seller and the Escrow Agent shall have executed and delivered to Purchaser the Escrow Agreement substantially in the form attached hereto as Exhibit 1.

(e)      Material Adverse Effect.  Since the date of this Agreement, no change in circumstance or condition that has had, or is reasonably likely to have, a Material Adverse Effect shall have occurred and be continuing.

(f)      Indemnity Agreement.  Purchaser shall have received an indemnification agreement in the form attached hereto as Exhibit 4 (the “Indemnity Agreement”), duly executed by the counterparty thereto.

(g)      Required Consents.  Consents to the Transactions, in the case of consents (as opposed to notices) substantially in the form attached hereto as Exhibit 5, for the contracts set forth on Section 2.3 of the Disclosure Schedule requiring Consent to the Transactions prior to Closing shall have been obtained or made.

6.3      Additional Conditions to the Obligation of the Seller.  The obligation of the Seller to complete the Closing is subject to the satisfaction at or prior to the Closing Date of the following conditions, any and all of which may be waived in whole or in part by the Seller to the extent permitted by applicable Law:

(a)      Representations and Warranties.  As of the Agreement Date, the representations and warranties of Purchaser contained in Article IV (i) that do not have any materiality qualifiers shall have been true and correct in all material respects and (ii) that contain materiality qualifiers shall have been true and correct in all respects.  Except as would not have a material adverse effect on Purchaser or its ability to consummate the Transactions, as of the Closing Date, the representations and warranties of Purchaser contained in Article IV shall be true and correct at and as of the Closing Date with the same effect as though made on and as of the Closing Date (or, with respect to representations and warranties which speak as of a specified date or period of time, as of such specified date or period of time).

(b)      Performance.  Purchaser shall have performed in all material respects its covenants and agreements under this Agreement to be performed or complied with on or prior to the Closing Date.

(c)      Officer’s Certificate.  The Seller shall have received on the Closing Date a certificate dated the Closing Date and executed by a duly authorized representative of Purchaser certifying to the fulfillment of the conditions specified in Sections 6.3(a) and (b).

(d)      Escrow Agreement.  Purchaser and the Escrow Agent shall have executed and delivered to the Seller the Escrow Agreement substantially in the form attached hereto as Exhibit 1.

ARTICLE VII
INDEMNITY OBLIGATIONS AFTER CLOSING

7.1      Survival; Indemnification.

(a)      Survival.  If the Closing is consummated, (i) all representations and warranties contained in this Agreement or in any officer’s certificate delivered at Closing (and the corresponding indemnifications in Sections 7.1(b)(i)  and 7.1(c)(i)) shall survive until the twelve (12) month anniversary of the Closing Date at which time they shall terminate, provided, however, that the Company Fundamental Representations, the Seller Fundamental Representations, and the representations and warranties in any officer’s certificate delivered at Closing only as they relate to the Company Fundamental Representations or the Seller Fundamental Representations (and the corresponding indemnifications in Sections 7.1(b)(i)  and 7.1(c)(i)) shall survive the Closing Date until the thirtieth (30th) day after the expiration of the respective statutes of limitations applicable to matters covered thereby, at which time they shall terminate; (ii) the indemnifications in Sections 7.1(b)(iii)  and 7.1(b)(iv)  shall survive until the thirtieth (30th) day after the expiration of the respective statutes of limitations applicable to matters covered thereby, at which time they shall terminate; (iii) all covenants contained in this Agreement that are to be performed at or prior to Closing (and the corresponding indemnifications in Sections 7.1(b)(ii) and 7.1(c)(ii)) shall survive until the three (3) month anniversary of the Closing Date, at which time they shall terminate; and (iv) all other covenants contained in this Agreement that are to be performed after the Closing (and the corresponding indemnifications in Sections 7.1(b)(ii) and 7.1(c)(ii)) shall survive in accordance with their respective terms or until the expiration of the applicable statute of limitations, as applicable, at which time they shall terminate.  The applicable survival period specified in this Section 7.1(a) for a particular representation, warranty or covenant (or indemnification) is referred to as the “Survival Period.”  Notwithstanding the foregoing to the contrary, if notice of an indemnification claim pursuant to this Article VII has been properly given in accordance with this Article VII within the foregoing applicable Survival Period, such indemnification claim will survive until such time as such claim is finally resolved. Nothing in this clause (a) shall serve to limit a claim against a party in the event of (and arising out of) fraud by such party.

(b)      Indemnification by the Seller.  Subject to the other provisions of this Article VII, from and after the Closing Date, the Seller shall indemnify Purchaser (which, for purposes of this Section 7.1(b) shall include the Acquired Companies) and its Affiliates (the “Purchaser Indemnified Parties”) from and against and in respect of any and all losses incurred by Purchaser (which, for purposes of this Section 7.1(b) shall include the Acquired Companies) to the extent relating to or arising out of:

(i)      any breach of any of the representations or warranties (A) of the Company contained in Article II or of Seller in Article III, in each case, as of the Agreement Date or as of the Closing Date as if each representation and warranty in Article II and Article III was made on the Agreement Date and on the Closing Date (or as of a specified date or period of time, with respect to representations and warranties which speak as of a specified date or period of time) or (B) in the officer’s certificate delivered at Closing pursuant to Section 6.2(c);

(ii)      any failure by the Company (prior to Closing) or Seller to perform or comply with its respective covenants and agreements contained in this Agreement;

(iii)      any Taxes of the Acquired Companies for any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date (including any Taxes for which any Acquired Company is liable under Treasury Regulation Section 1.1502-6 (or under any similar provision of state, local or foreign Law), as transferee or successor, by contract or otherwise), except to the extent such Taxes were paid prior to Closing, were taken into account in determining the Closing Net Working Capital or the Cash Consideration, or were paid or reimbursed by Seller pursuant to Section 5.6(b)(iii); or

(iv)      any Closing Debt or Closing Transaction Expenses, to the extent such amounts did not result in a reduction to the Cash Consideration.

(c)      Indemnification by Purchaser.  Subject to the other provisions of this Article VII, from and after the Closing Date, Purchaser shall indemnify the Seller and its

Affiliates (the “Seller Indemnified Parties”) from and against and in respect of any and all losses incurred by the Seller to the extent relating to or arising out of:

(i)      any breach of any of the representations or warranties (A) of Purchaser contained in Article IV, in each case, as of the Agreement Date or as of the Closing Date as if each representation and warranty in Article IV was made on the Agreement Date and on the Closing Date (or as of a specified date or period of time, with respect to representations and warranties which speak as of a specified date or period of time) or (B) in the officer’s certificate delivered at Closing pursuant to Section 6.3(c); or

(ii)      any failure by Purchaser to perform or comply with its covenants and agreements contained in this Agreement.

(d)      Limitation of Liability.  Notwithstanding anything to the contrary, but without limiting the other limitations set forth in this Article VII, the obligations and liabilities of the Seller and Purchaser under Sections 7.1(b) and (c), respectively, shall be subject to the following additional limitations (provided  that nothing in this clause (d)  shall serve to limit a claim against a party in the event of (and arising out of) fraud by such party):

(i)      The Seller shall only have liability or obligation with respect to losses subject to indemnity pursuant to Section 7.1(b)(i) if the aggregate amount of losses incurred by Purchaser for which Purchaser would otherwise be entitled to indemnification pursuant to Section 7.1(b)(i) exceeds an amount equal to the Deductible and, thereafter, only to the extent of such losses in excess of the Deductible; provided, however, that the limitations in this Section 7.1(d)(i)  will not apply to claims for breaches of Company Fundamental Representations or Seller Fundamental Representations.

(ii)      Waterfall of Recourse After Satisfaction of Section 7.1(d)(i). After application of Section 7.1(d)(i) to the extent applicable (i.e., the Deductible shall not apply to breaches of Company Fundamental Representations or Seller Fundamental Representations), but, for clarity, subject to the other limitations in this Section 7.1(d):

(1)      The first recourse for any amount finally determined to be owed in respect of any indemnity obligations of Seller pursuant to Section 7.1(b) shall be to the Escrow Account up to, in the aggregate pursuant to this clause (1), the Seller Retention Escrow Amount.

(2)      After application of Section 7.1(d)(ii)(1), recourse for any amount finally determined to be owed in respect of any indemnity obligations of Seller pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) shall be against the R&W Insurance Policy until the earlier of (A) coverage for such amount under the R&W Insurance Policy (including all applicable deductibles and retention amounts thereunder) is exhausted or (B) coverage for such amount under the R&W Insurance Policy is denied by the insurer, it being understood and agreed that the Purchaser shall use reasonable efforts to collect under the R&W Insurance Policy (including using reasonable efforts after, and notwithstanding, any such denial), but without any obligation to litigate or arbitrate. For clarity, the Purchaser Indemnified Parties shall have no recourse against the Seller or the Escrow Account for any amounts received by the Purchaser Indemnified Parties under the R&W Insurance Policy.

(3)      So long as Purchaser has complied with its obligations in Section 5.16 and Section 7.1(d)(ii)(2), after application of Section 7.1(d)(ii)(1) and Section 7.1(d)(ii)(2), the next recourse for any amount finally determined to be owed in respect of any indemnity obligations of Seller pursuant to Section 7.1(b) shall be against the Escrow Account.

(4)      So long as Purchaser has complied with its obligations in Section 5.16 and Section 7.1(d)(ii)(2), after application of Section 7.1(d)(ii)(1) - Section 7.1(d)(ii)(3), recourse for any amount finally determined to be owed in respect of any indemnity obligations of Seller pursuant to Section 7.1(b) shall be against Seller directly.

(iii)      The Seller’s maximum aggregate indemnification liability pursuant to, and the sole and exclusive recourse for any amount finally determined to be owed in respect of any indemnity obligations pursuant to, Section 7.1(b)(i) (other than for breaches of Seller Fundamental Representations or Company Fundamental Representations) shall be the amounts then held in the Escrow Account, and once the Escrow Account shall be depleted or released all such indemnity obligations pursuant to Section 7.1(b)(i) (other than for breaches of Seller Fundamental Representations or Company Fundamental Representations) shall terminate.

(iv)      The Seller’s maximum aggregate indemnification liability under this Agreement (including pursuant to Section 7.1(b)(i) - Section 7.1(b)(iv)) shall be limited to the sum of the Closing Cash Payment paid to Seller at Closing plus any amount actually received by Seller after Closing from the Escrow Account plus any amounts paid to Seller after Closing under Section 1.6(e)(i).

(v)      No party shall be liable for any losses pursuant to Sections 7.1(b) or (c)  unless the party seeking such indemnification (the “Indemnified Party”) has delivered (in accordance with Section 10.8) the notice of Claim in respect of such loss required by Section 7.1(f) below to the party from which indemnification is sought (the “Indemnifying Party”) on or prior to the expiration of the applicable Survival Period.

(vi)      The word “loss” (and “losses” and other variants thereof) for all purposes under this Agreement shall exclude exemplary or punitive damages except to the extent payable to a third party pursuant to a Third Party Claim.

(vii)      Each loss shall be reduced by (A) the amount of any net insurance proceeds (net of deductible paid, directly resulting increased premiums and direct reasonable out of pocket cost of recovery) received by the Indemnified Party or any of its Affiliates with respect to such loss, including amounts received under the R&W Insurance Policy, and (B) any net indemnification, contribution, compensation or other payment paid (net of any direct reasonable out of pocket cost of recovery) to the Indemnified Party or any of its Affiliates by any third party with respect to such loss (any such amount, a “Reimbursement”).  If any such Reimbursement is obtained subsequent to payment to an Indemnified Party in respect of any losses, then such Reimbursement shall be promptly paid over to the Indemnifying Party.

(viii)      The parties shall be entitled to seek indemnification pursuant to multiple provisions of this Article VII, provided, however, that neither the Purchaser Indemnified Parties nor the Seller Indemnified Parties may recover more than once for the same loss.

(ix)      Nothing in this Agreement shall limit the right of the Purchaser Indemnified Parties to make claims against the R&W Insurance Policy, nor shall Seller have any right of subrogation, offset or other recovery, under this Agreement or otherwise, against any amounts recovered by any Purchaser Indemnified Party under the R&W Insurance Policy.

(x)      To the extent that Purchaser has actual knowledge prior to the Agreement Date that a representation or warranty in Article II or Article III is breached as of the date of this Agreement, Purchaser shall not be entitled to indemnification pursuant to Section 7.1(b)(i) for such breach.

(e)      Exclusive Remedy.  From and after Closing, except as provided in Section 1.6, Section 10.13 and the Indemnity Agreement, indemnification under this Article VII shall be the sole and exclusive remedy of Purchaser Indemnified Parties and the Seller Indemnified Parties, as applicable (and including their respective Affiliates, successors and assigns), with respect to any and all claims relating to the subject matter of this Agreement, the Acquired Companies, or the Transactions including for breach of any representation, warranty, covenant or agreement contained in this Agreement or any certificate delivered hereunder, and the Seller and Purchaser, as applicable (and including their respective Affiliates, successors and assigns), shall have no other liability to the other party resulting therefrom.

(f)      Notice of Claim.  If the Indemnified Party shall become aware of any claim, proceeding or other matter (a “Claim”), which may give rise to a loss subject to indemnification hereunder or that will be taken into account for purposes of calculating whether the Indemnifying Party’s indemnification obligation arises pursuant to Section 7.1(b) or Section 7.1(c)  above, the Indemnified Party shall promptly give notice thereof to the Indemnifying Party.  Such notice shall specify whether the Claim arises as a result of a Claim by a third party against the Indemnified Party (a “Third Party Claim”) or whether the Claim does not so arise, and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known or estimable.  If the Indemnified Party does not promptly give notice of any Claim as specified above, such failure shall not affect the Indemnified Party’s right to indemnification or application to the applicable deductible set forth in Section 7.1(d) hereunder for losses in connection with such Claim, except to the extent the Indemnifying Party’s rights are prejudiced by such failure or its indemnification obligations are increased as a result of such failure.

(g)      Third Party Claims.

(i)      With respect to any Third Party Claim, unless such Claim is being controlled by the carrier under the R&W Insurance Policy, the Indemnifying Party shall have the right, at its expense and at its election, to assume control of the negotiation, settlement and defense of such Claim through counsel of its choice; provided, that (1) within ten days after the Indemnified Party has given notice (in accordance with Section 7.1(f)) of the Third Party Claim the Indemnifying Party replies in writing to the Indemnified Party that the Indemnifying Party will assume the defense of the Third Party Claim, (2) the Indemnifying Party provides the Indemnified Party with reasonable evidence that the Indemnifying Party will have the financial resources to defend against the Third Party Claim and fulfill its indemnification obligations hereunder, (3) the Third Party Claim involves only money damages, and does not seek an injunction or other similar equitable relief, (4) the monetary damages claimed in the Third Party Claim do not exceed the Escrow Amount (excluding the amount thereof already paid and subject to pending claims), (5) the Third Party Claim does not involve a claim by a key supplier or customer of the Acquired Companies or a Governmental Authority, and (6) the Third Party Claim does not involve a class action lawsuit.  The Indemnifying Party shall conduct any such assumed defense actively and diligently. The election of the Indemnifying Party to assume such control shall be made within thirty (30) days of receipt of notice of the Third Party Claim, failing which the Indemnifying Party shall be deemed to have elected not to assume such control.  If the Indemnifying Party elects to assume such control, the Indemnified Party shall have the right to be informed and consulted with respect to the negotiation, settlement or defenses of such Third Party Claim and to retain counsel to act on its behalf, but the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to an actual or potential conflict of interest between them (such as the availability of different defenses), in which case the reasonable costs and expenses of a single counsel to the Indemnified Party, who shall be reasonably acceptable to the Indemnifying Party, shall be included in the losses subject to indemnification.  If the Indemnifying Party, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable period of time, subject to Section 7.1(g)(ii), the Indemnified Party shall be entitled to assume such control. In any circumstance where the Indemnifying Party is not controlling defense of a Third Party Claim, the Indemnifying Party shall have the right to be informed and consulted with respect to the negotiation, settlement or defenses of such Third Party Claim.

(ii)      Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defense of any Third Party Claim:

(1)      unless such settlement provides for no fault on the part of the Indemnified Party and provides for a full release, in customary form, of the Indemnified Party, and there are no obligations of the Indemnified Party under such settlement other than monetary damages or other monetary payments to be paid for by the Indemnifying Party, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed; and

(2)      if the Indemnifying Party has not assumed control of the defense of a Third Party Claim, then the Indemnified Party may settle such Third Party Claim for which indemnification is sought without the consent of the Indemnifying Party (for purposes of clarity, nothing in this Section 7.1(g)(ii)(2)  shall prohibit the Indemnifying Party from contesting whether it has indemnification obligations hereunder or the extent thereof).

(iii)      The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims and, regardless of which party has control thereof as provided for herein, shall keep each other reasonably advised with respect thereto.

(iv)      The Indemnified Party shall not take any action the purpose of which is to prejudice the defense of any Claim subject to indemnification hereunder or to induce a third party to assert a Claim subject to indemnification hereunder.

(h)      Other Provisions.  Notwithstanding anything in this Section 7.1 to the contrary, the Seller shall not be liable pursuant to Section 7.1(b) for any losses arising out of any matter to the extent that such matter has been taken into account in the calculation of the Closing Net Working Capital, the Closing Debt, the Closing Cash, or the Closing Transaction Expenses or an adjustment to the Cash Consideration pursuant to Section 1.6.  The Indemnifying Party shall be subrogated to the extent of any indemnification payment to the rights of the Indemnified Party against any Person other than a material supplier or customer of an Acquired Company or, if the applicable policy prohibits subrogation, an insurer of an Acquired Company with respect to the subject matter of the applicable Claim. Nothing herein shall abrogate any party’s obligations under applicable Law to mitigate damages.  Solely with respect to indemnification under this Article VII, for purposes of measuring the amount of losses from a breach of a representation or warranty in Article II, III or IV of this Agreement and for purposes of determining whether a breach of a representation or warranty in Article II, III or IV of this Agreement occurred, materiality qualifiers (e.g., “material”, “in all material respects”, “Material Adverse Effect”, etc.) shall be disregarded as if the representation or warranty was not so qualified.

(i)      No Contribution.  Anything to the contrary herein notwithstanding, the Seller shall not have any right to seek any indemnification or contribution from or remedy against the Company whether arising prior to or after the Closing Date in respect of any breach of any representation or warranty hereunder by the Company or the failure of the Company to comply with any covenant or agreement hereunder to be performed by the Company on or prior to the Closing Date and the Seller hereby waives any such claim it may have against the Company with respect thereto whether at law, in equity or otherwise.

(j)      Coordination with Carrier.  Notwithstanding anything to the contrary herein, to the extent required by the carrier of the R&W Insurance Policy in connection with any claim made by a Purchaser Indemnified Party thereunder, the conduct of the defense or prosecution of any Third Party Claim will be assigned to counsel selected or approved by the carrier of the R&W Insurance Policy, or otherwise conducted in coordination with the carrier of the R&W Insurance Policy, in each case without prejudice to the rights of the parties hereunder, and Seller and the Purchaser Indemnified Parties will reasonably cooperate at Purchaser’s expense with the carrier of the R&W Insurance Policy and such counsel in the defense or prosecution of the Third Party Claim and otherwise comply with the requirements of the R&W Insurance Policy applicable to such party in connection therewith.

7.2      No Right of Off-Set/Set-Off.  Except as otherwise expressly provided in this Agreement, neither the Seller nor Purchaser shall have any right to set off any amount to which it claims to be entitled from any other party, including any amounts that may be owed under this

Article VII or otherwise, against amounts otherwise payable under any provision of this Agreement.

7.3      Treatment of Indemnity Payment.  Any indemnity payment made to Purchaser pursuant to this Agreement shall be treated as an adjustment to the Final Cash Consideration for all tax, financial reporting and other purposes.

ARTICLE VIII
TERMINATION

8.1      Termination by Mutual Consent.  This Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Closing by the mutual written consent of the Seller and Purchaser.

8.2      Termination by Either Party.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by either the Seller, on the one hand, or Purchaser, on the other hand, by prompt written notice to the other party if (a) any court of competent jurisdiction or other Governmental Authority shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Transactions, and such Order shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (a) shall have used all commercially reasonable efforts to have such Order vacated or (b) the Closing shall not have been consummated by the sixtieth (60th) day following the Agreement Date (the “Outside Date”); provided, further, however, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party whose failure to fulfill any of its material obligations under this Agreement results in the failure of the Closing to occur on or prior to such date.

8.3      Termination by the Seller.  This Agreement may be terminated and the Transactions may be abandoned by the Seller at any time prior to the Closing, by written notice from the Seller to Purchaser, if (a) Purchaser shall have breached in any material respect any of its representations or warranties or shall have breached or failed to perform or comply with any of its material covenants or agreements in this Agreement, (b) such breach cannot be cured or has not been cured within thirty (30) days after the giving of written notice by the Seller to Purchaser specifying such breach and (c) such breach, individually or in the aggregate together with all other such breaches by Purchaser, makes or will make the satisfaction of one or more of the conditions in Section 6.3 impossible.

8.4      Termination by Purchaser.  This Agreement may be terminated and the Transactions may be abandoned by Purchaser at any time prior to the Closing, by written notice to the Seller, if (a) the Seller or the Company shall have breached in any material respect any of their respective representations or warranties or shall have breached or failed to perform or comply with any of their respective material covenants or agreements in this Agreement, (b) such breach cannot be cured or has not been cured within thirty (30) days after the giving of written notice by Purchaser to the Seller specifying such breach and (c) such breach, individually or in the aggregate together with all other such breaches by the Seller and the Company, makes or will make the satisfaction of one or more of the conditions in Section 6.2 impossible.

8.5      Effect of Termination.  In the event this Agreement is terminated pursuant to this Article VIII, the Transactions shall be abandoned, without further action by either of the parties hereto, and this Agreement shall become void and have no further force and effect without any liability of any party to any other party, except that (a) the obligations of Purchaser set forth in the Confidentiality Agreement shall remain in effect, (b) neither party shall be relieved from any liabilities or damages arising out of a material breach of any covenant of such party contained in this Agreement prior to termination of this Agreement, (c) in the event of a termination pursuant to Section 8.3 or Section 8.4, as applicable, of this Agreement by one party due to the material breach of the representations or warranties of the other party contained in this Agreement, the breaching party shall not be relieved from any damages incurred by the non-breaching party arising out of a material breach of any representation or warranty of the breaching party contained in this Agreement that the non-breaching party did not have actual knowledge of prior to the Agreement Date; provided that in no event shall such damages exceed the reasonable, out-of-pocket expenses incurred by the non-breaching party in connection with the negotiation, execution and performance of this Agreement, and (d) the provisions of Sections 8.5, 10.1, 10.2, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, and Article IX shall remain in effect.

ARTICLE IX
DEFINITIONS; INTERPRETATION

9.1      Definitions.  For purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

“409A” shall have the meaning ascribed to it in Section 2.10(a).

“Accounting Expert” shall have the meaning ascribed to it in Section 1.6(c).

“Acquired Company” or “Acquired Companies” shall mean the Company and its direct and indirect Subsidiaries.

“Acquired Plan” shall have the meaning ascribed to it in Section 2.10(a).

“Acquisition Proposal” shall have the meaning ascribed to it in Section 5.11.

“Affiliate” of any Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Affiliate Contracts” shall have the meaning ascribed to it in Section 2.24.

“Aggregate Purchase Price” shall have the meaning ascribed to it in Section 1.2.

“Agreement” shall have the meaning ascribed to it in the preamble.

“Agreement Date” shall have the meaning ascribed to it in the preamble.

“Antitrust Division” shall have the meaning ascribed to it in Section 5.3(a).

“Balance Sheet” shall have the meaning ascribed to it in Section 2.5(a).

“Balance Sheet Date” shall have the meaning ascribed to it in Section 2.5(a).

“Business Day” shall mean any day other than Saturday, Sunday or a day when banking institutions are closed or are not required by law or regulation to be open in the State of New York.

“Cash” shall mean, with respect to the Acquired Companies, as of a date, the cash and cash equivalents of the Acquired Companies as of such date determined in accordance with GAAP.  “Cash” shall not include restricted cash (as defined under GAAP), deposits in escrow with third parties, or cash securing letters of credit or other outstanding payment obligations, and will (i) be calculated net of issued but uncleared checks and drafts and (ii) include uncleared checks and drafts deposited for the account of the Acquired Companies.  Cash can be a negative amount, in which case it shall not constitute Indebtedness for purposes of this Agreement, but will reduce the payment from Purchaser to the Seller (or increase the payment from the Seller to Purchaser) pursuant to Section 1.6(e) of this Agreement.

“Cash Consideration” shall have the meaning ascribed to it in Section 1.2.

“Claim” shall have the meaning ascribed to it in Section 7.1(f).

“Closing” shall have the meaning ascribed to it in Section 1.7.

“Closing Cash” shall mean the consolidated Cash of the Acquired Companies at the Effective Time (for clarity, without giving effect to the Closing).

“Closing Cash Payment” shall have the meaning ascribed to it in Section 1.3(b).

“Closing Date” shall have the meaning ascribed to it in Section 1.7.

“Closing Debt” shall mean the consolidated Indebtedness of the Acquired Companies as of immediately prior to the Closing (for clarity, without giving effect to the Closing, but inclusive of the Debt Payoff Amounts and all prepayment premiums, penalties and similar contractual charges that will arise as a result of the discharge of such Indebtedness at Closing).

“Closing Net Working Capital” shall have the meaning ascribed to it in Section 1.6(b).

“Closing Statements” shall have the meaning ascribed to it in Section 1.6(b).

“Closing Transaction Expenses” shall mean Transaction Expenses that remain unpaid as of immediately prior to the actual Closing (as compared to at the Effective Time), and, for clarity, without giving effect to the Closing, but inclusive of all Transaction Expenses that become due at or following the Closing wholly or partially as the direct result of the consummation of the Transactions.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning ascribed to it in the preamble.

“Company Fundamental Representations” shall mean the representations and warranties contained in Sections 2.1 (Corporate Organization, Qualification, Power and Authority), 2.2  (Capitalization; Subsidiaries), 2.11  (Taxes) and 2.24  (Brokers and Finders).

“Company Indemnified Persons” shall have the meaning ascribed to it in Section 5.10.

“Company Intellectual Property” shall mean the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Company Licensed Intellectual Property” shall mean Intellectual Property owned by any Person other than an Acquired Company that is licensed to, or is otherwise held for use by, an Acquired Company.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned by or that is purported to be owned by an Acquired Company.

“Company Registered Intellectual Property” shall mean all Registered Intellectual Property that is included in the Company Owned Intellectual Property.

“Confidential Information” shall mean any confidential or secret information that relates to the business, or to the business of any of the customers, suppliers or other business relations, of any Acquired Company.

“Confidentiality Agreement” shall mean the agreement executed by Purchaser as of June 11, 2015.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by, or filing with or notification to, a Person pursuant to any Contract, Law, Order or Permit.

“Continuing Employees” shall have the meaning ascribed to it in Section 5.7(a).

“Contract” shall mean any binding agreement, commitment, contract, indenture, instrument, lease, purchase order, or sales order.

“Debt Arrangements” shall mean the Contracts that govern or document the Indebtedness of the Acquired Companies.

“Debt Payoff Amount” shall have the meaning ascribed to it in Section 1.4.

“Debt Payoff Letter” shall have the meaning ascribed to it in Section 1.4.

“Deductible” shall mean an amount equal to 0.75% of the Aggregate Purchase Price.

“Deductions” means any income Tax deductions of an Acquired Company permitted under applicable Law that relate to the payment of the Debt Payoff Amounts and any Transaction Expenses.

“Delaware Courts” shall have the meaning ascribed to it in Section 10.7.

“Disclosure Schedule” shall mean the Disclosure Schedule prepared by the Company and delivered to Purchaser concurrently with the execution of this Agreement.

“Dispute Notice” shall have the meaning ascribed to it in Section 1.6(c).

“Distributed Software” shall have the meaning ascribed to it in Section 2.15(j).

“DOJ” shall mean the Department of Justice of the United States of America.

“Effective Time” shall have the meaning ascribed to it in Section 1.7.

“Employees” shall mean employees employed on the Agreement Date by an Acquired Company.

“Environmental Laws” shall mean all domestic and foreign, federal, national, state and local Laws, rules, Orders, regulations, ordinances, mandatory guidelines, decrees, Permits or directives relating to pollution, protection of public health as it pertains to exposure to Hazardous Substances, or the environment, including Laws relating to releases of Hazardous Substances.

“ERISA” shall have the meaning ascribed to it in Section 2.10(a).

“ERISA Affiliates” shall mean any trade or business, whether or not incorporated, that is treated as a single employer with any of the Acquired Companies under Sections 414(b), (c), (m) or (o) of the Code.

“Escrow Account” shall have the meaning ascribed to it in Section 1.3(a).

“Escrow Agent” shall have the meaning ascribed to it in Section 1.3(a).

“Escrow Agreement” shall have the meaning ascribed to it in Section 1.3(a).

“Escrow Amount” shall mean Ten Million Dollars ($10,000,000).

“Escrow Release Date” shall have the meaning ascribed to it in Section 1.5.

“Estimated Closing Cash” shall have the meaning ascribed to it in Section 1.6(a)(iii).

“Estimated Closing Debt” shall have the meaning ascribed to it in Section 1.6(a)(ii).

“Estimated Closing Net Working Capital” shall have the meaning ascribed to it in Section 1.6(a)(i).

“Estimated Closing Transaction Expenses” shall have the meaning ascribed to it in Section 1.6(a)(iv).

“Final Cash Consideration” shall have the meaning ascribed to it in Section 1.6(e).

“Financial Statements” shall have the meaning ascribed to it in Section 2.5(a).

“Foreign Competition Laws” shall mean foreign statutes, ordinances, rules, regulations, orders, decrees, administrative and judicial directives, and other foreign laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or creating or strengthening a dominant position.

“Former Employee” shall mean any person whose primary employment duty was the performance of services for the Acquired Companies, whose entire salary was directly charged to an Acquired Company, and whose employment was terminated on or before the Closing Date (whether by retirement or otherwise).

“FTC” shall have the meaning ascribed to it in Section 2.3(a).

“GAAP” shall mean United States generally accepted accounting principles.

“Government Contract” shall have the meaning ascribed to it in Section 2.17(a).

“Governmental Authority” shall mean any domestic, foreign, or international agency, authority, board, judicial body, commission, legislature, instrumentality or office of any federal, national, international, state, county, district, municipal, city or other government unit.

“Hazardous Substances” shall mean any chemical, material or substance defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” “toxic pollutants,” or words of similar meaning and regulatory effect under any applicable Environmental Law, including petroleum and polychlorinated biphenyls.

“HSR Act” shall have the meaning ascribed to it in Section 2.3(a).

“Income Tax” or “Income Taxes” shall mean any and all United States or non-United States federal, national, state or local Tax based on net income, including any interest, penalties or other additions thereto; provided, however, that Income Taxes shall not include any value added or similar Tax.

“Income Tax Return” shall mean any Tax Return with respect to Income Taxes.

“Indebtedness” of an Acquired Company shall mean, without duplication, (a) all obligations of such Acquired Company for borrowed money, (b) all obligations of such Acquired Company evidenced by (or which customarily would be evidenced by) bonds, debentures, notes or similar instruments, (c) all reimbursement obligations of such Acquired Company with respect to letters of credit and similar instruments, (d) all obligations of such Acquired Company under conditional sale or other title retention agreements relating to property or assets purchased by such Acquired Company, (e) all obligations of such Acquired Company incurred, issued or assumed as the deferred purchase price of property other than current liabilities included in Closing Net Working Capital (it being understood that the “deferred purchase price” in connection with any purchase of property or assets shall include only that portion of the purchase price which is deferred beyond the date on which the purchase is actually consummated), (f) all obligations secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned by such Acquired Company, whether or not the obligations secured thereby have been assumed by such Acquired Company, (g) all obligations of such Acquired Company under forward sales, futures, options and other similar hedging arrangements (including interest rate hedging or protection agreements), (h) all capitalized lease obligations of such Acquired Company, and (i) all guaranties by such Acquired Company of any obligation mentioned in the foregoing clauses (a) through (h). For the avoidance of doubt, “Indebtedness” shall not include any (i) trade or other accounts payable or other current liabilities to the extent included in Closing Net Working Capital, (ii) amount owed to another Acquired Company, or (iii) negative Cash.

“Indemnified Party” shall have the meaning ascribed to it in Section 7.1(d)(v).

“Indemnifying Party” shall have the meaning ascribed to it in Section 7.1(d)(v).

“Indemnity Agreement” shall have the meaning ascribed to it in Section 6.2(f).

“Intellectual Property” shall mean all rights arising from (a) all inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof, (b) all trademarks and service marks, other designations of origin and trade dress, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (d) all know-how, trade secrets, technical information and confidential business information (whether patentable or unpatentable and whether or not reduced to practice), including, ideas, research and development, formulas, compositions, manufacturing and production processes, techniques and methods, technical data, designs, drawings, blueprints, patterns, specifications, assembly procedures, test procedures, instruction manuals, operation manuals, maintenance manuals, reliability data, quality control data, customer and supplier lists, parts lists, domain names, pricing and cost information and business and marketing plans and proposals (collectively, “Trade Secrets”), (e) all computer software (including data and related documentation), (f) all other proprietary rights similar to any of the foregoing, and (g) rights to exclude others from appropriating any of such intellectual property, including the right to sue for and remedies against past, present and future infringements of any or all of the foregoing and rights of priority and protection of interests therein, and any other proprietary, intellectual property and other similar rights relating to any or all of the foregoing anywhere in the world.

“IP Participant” shall have the meaning ascribed to it in Section 2.15(i).

“ITAR” shall have the meaning ascribed to it in Section 4.7.

“knowledge” in respect of the Company shall mean the actual knowledge of any of Allen Ronk, Robert Korb, Robert Swelgin, David Wopschall, and Andrew Lewis.

“Law” shall mean any domestic or foreign common, federal, national, state or local law, statute, ordinance, rule, regulation, and any other executive or legislative proclamation.

“Leased Properties” shall mean all parcels of and interests in real property leased by an Acquired Company pursuant to a Real Property Lease.

“Liability” shall mean, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” shall mean any mortgage, deed of trust, pledge, security interest, lien (statutory or other), or charge of any kind, and, with respect to Real Property, in addition to the foregoing, any covenant, easement, encroachment, right of way, or restriction on use, but in any event, for clarity, shall not include restrictions of any kind arising under applicable securities Laws.

“Litigation” shall mean any suit, action, arbitration, criminal prosecution, investigation, governmental or other administrative proceeding, whether at law or at equity, before or by any Governmental Authority or before any arbitrator.

“Material Adverse Effect” shall mean any adverse change in the business, properties, financial condition or results of operations of the Acquired Companies, which is material to the Acquired Companies, taken as a whole, other than any such effect attributable to or resulting from (i) the execution, announcement, pendency, or performance of the Transactions (including any action or inaction by any Acquired Company’s customers, suppliers, employees or competitors attributable to any of the foregoing), (ii) any failure to obtain the Consent of any customer, supplier or other Person to the Transactions listed on Section 2.3 of the Disclosure Schedule, (iii) any act or omission of the Seller or the Acquired Companies taken at the written request of or with the prior written consent of Purchaser or in compliance with this Agreement, (iv) any adverse change that is fully cured by an Acquired Company prior to the Closing, or (v) any adverse change in general economic conditions, or in the financial, securities or capital markets, or in conditions affecting the industry in which the Acquired Companies operate, or any change in Law or in GAAP, or any natural disaster, war, act of terrorism or hostilities, or other calamity (other than any such change that has a materially, disproportionate adverse impact on the Acquired Companies as compared to the impact upon similarly-situated peers in the same industry in which the Acquired Companies operate).

“Material Contracts” shall have the meaning ascribed to it in Section 2.16(a).

“Membership Interests” shall have the meaning ascribed to it in the recitals.

“Net Working Capital” shall have the meaning ascribed to it on Schedule 1.

"Net Working Capital Collar Range" shall mean any amount that is both (i) greater than or equal to the Net Working Capital Lower Target and (ii) less than or equal to the Net Working Capital Upper Target.

“Net Working Capital Lower Target” shall have the meaning ascribed to it in Section 1.2.

“Net Working Capital Upper Target” shall have the meaning ascribed to it in Section 1.2.

“NISPOM” shall have the meaning ascribed to it in Section 4.7.

“Off-the-Shelf Software” shall have the meaning ascribed to it in Section 2.15(c).

“Open Claims” shall have the meaning ascribed to it in Section 1.5.

“Open Source Software” means any Software that meets one or more of the following criteria: (a) has been distributed, contributed or otherwise transferred into the public domain, either voluntarily, involuntarily, by the operation of law or otherwise, (b) was formerly governed by intellectual property rights, all or some of which have been invalidated, terminated, expired, waived or otherwise lapsed, (c) is subject to, distributed, transmitted, licensed or otherwise made available under any so-called “public license,” “open source license,” “free license,” “industry standard license,” “intellectual property pool license” or similar license, the intention of which is to permit the public use, modification, distribution, incorporation and/or exploitation of the Software without conveying an exclusive or proprietary interest in such licensed Software (although certain other conditions may be imposed by such license), or (d) subject to, distributed, transmitted, licensed or otherwise made available under any version of any of the following licenses: GNU General Public License, GNU Library or “Lesser” Public License, BSD license, MIT license, Mozilla Public License, IBM Public License, Apache Software License, Sun Industry Standards Source License, Intel Open Source License, Apple Public Source License, or any substantially similar license, or any license that has been approved by the Open Source Initiative.

“Order” shall mean any decree, injunction, judgment, order (for clarity, other than those generally applicable to companies operating in the industry in which the Acquired Companies operate), ruling, or writ of any domestic or foreign federal, national, state or local or other court, arbitrator (with binding effect), tribunal, or administrative agency or authority.

“Ordinary Course of Business” shall mean the ordinary course of the conduct of the business of the Acquired Companies consistent with past practices; provided, however, that no breach of applicable Law or Contract shall be deemed to be in the Ordinary Course of Business.

“Organizational Documents” shall mean, with respect to any entity, the certificate of incorporation, the articles of incorporation, by-laws, articles of organization, partnership agreement, limited liability company agreement, formation agreement, joint venture agreement or other similar organizational documents of such entity (in each case, as amended through the Agreement Date).

“Outside Date” shall have the meaning ascribed to it in Section 8.2.

“Permit” shall mean any registration, license, permit, consent, franchise, certificate, order or authority, or any waiver of the foregoing, required to be issued by any Governmental Authority.

“Permitted Liens” shall mean (i) Liens for Taxes, assessments and governmental charges not yet due or payable, (ii) Liens identified on title policies or title reports obtained by or made available to Purchaser, (iii) Liens arising in the Ordinary Course of Business and imposed by Law in favor of lessors, cashiers, landlords, lessees, mechanics, materialmen, workmen, repairmen, warehousemen and carriers, and similar Liens, in any case with respect to obligations that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings, (iv) deposits or pledges made in connection with, or to secure payment of, worker’s compensation, unemployment insurance, pension or other programs mandated under applicable Law, (v) Liens that will be released at or prior to Closing, (vi) Liens in respect of consignment arrangements securing consigned inventory (and any proceeds therefrom), or with respect to personal property leases that secure such personal property (and any proceeds therefrom), or are purchase money liens, (vii) with respect to any licensed or leased asset, the rights of any lessor, lessee, licensor or licensee under the applicable lease or license, (viii) Liens created by or through the Purchaser, its financing sources, or any of their respective Affiliates, and (ix) other Liens that, individually or in the aggregate, do not materially detract from the value or marketability of the asset subject thereto or materially interfere with the uses and purposes to which such asset is currently employed.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, association, organization or other entity.

“Post-Closing Period” shall have the meaning ascribed to it in Section 5.6(d)(ii)

“Post-Closing Tax Period” shall mean a taxable year or period beginning after the Closing Date.

“Pre-Closing Period” shall have the meaning ascribed to it in Section 5.6(b)(iv)

“Pre-Closing Statements” shall have the meaning ascribed to it in Section 1.6(a).

“Pre-Closing Tax Period” shall mean a taxable year or period beginning before, and ending on or before, the Closing Date.

“Pre-Closing Tax Refund” shall have the meaning ascribed to it in Section 5.6(d)(i).

“Purchaser” shall have the meaning ascribed to it in the preamble.

“Purchaser Indemnified Parties” shall have the meaning ascribed to it in Section 7.1(b).

“Real Property Leases” shall mean the leases, subleases, use and occupancy or other similar arrangements relating to real property under which any of the Acquired Companies is the lessee.

“Registered Intellectual Property” shall mean all Intellectual Property for which registrations have been obtained or applications for registration have been filed with a Registration Office.

“Registration Office” shall mean, collectively, the United States Patent and Trademark Office, United States Copyright Office and all equivalent foreign patent, trademark, copyright offices or other Governmental Authority.

“Reimbursement” shall have the meaning ascribed to it in Section 7.1(d)(vii).

“Related Person” means, with respect to an entity, (i) any Affiliate of such entity, (ii) each Person that serves as a director, officer, general partner, manager, executor, or trustee (or in a similar capacity) of such entity, and the immediate family members of any such individual (i.e., spouse, father, mother, brother or sister), and any entity with respect to which such individual or one or more members of such individual’s immediate family serves as a director, officer, general partner, manager, executor, or trustee (or in a similar capacity), or (iii) any Person with respect to which such entity serves as a general partner or a trustee (or in a similar capacity).

“Releasee” shall have the meaning ascribed to it in Section 5.17(a).

“Representatives” shall have the meaning ascribed to it in Section 5.2(a).

“Requisite Regulatory Approvals” shall have the meaning ascribed to it in Section 2.3(a).

“Retained Amount” shall have the meaning ascribed to it in Section 1.5.

“Review Period” shall have the meaning ascribed to it in Section 1.6(c).

“R&W Insurance Policy” shall have the meaning ascribed to it in Section 5.16.

“Seller” shall have the meaning ascribed to it in the preamble.

“Seller Carrier Contribution Amount” shall mean Two Hundred Thirty Seven Thousand Three Hundred Sixty Three Dollars ($237,363).

“Seller Fundamental Representations” shall mean the representations and warranties contained in Sections 3.1 (Organization, Power and Authority), 3.2  (Ownership of Membership Interests) and 3.5  (Brokers and Finders).

“Seller Group” shall have the meaning ascribed to it in Section 10.14.

“Seller Indemnified Parties” shall have the meaning ascribed to it in Section 7.1(c).

“Seller Release” shall have the meaning ascribed to it in Section 5.17(b).

“Seller Retention Escrow Amount” shall mean the portion of the Escrow Amount equal to 0.75% of the Aggregate Purchase Price.

“Seller’s Tax Contest Claim” shall have the meaning ascribed to it in Section 5.6(g).

“Software” shall mean all computer databases, computer software and subsequent versions thereof, including firmware, programs, modules, source code, object, executable or binary code, objects, comments, screens, user interfaces, libraries, drivers, report formats, templates, menus, buttons and icons and all files, data, materials, manuals, design notes and all other items and documentation related thereto or associated therewith, and portions thereof, including but not limited to, computer programs, materials, tapes, know-how, processes and other written materials.

“Straddle Period” shall mean a taxable year or period beginning on or before, and ending after, the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any United States or foreign corporation, partnership, limited liability company, joint venture or other legal entity of which such Person, either alone or together with any other Subsidiary, owns, directly or indirectly, stock or other equity interests representing more than 50% of the voting power of all of the outstanding stock and other equity interests.

“Survival Period” shall have the meaning ascribed to it in Section 7.1(a).

“Tangible Personal Property” shall mean all fixtures, machinery, equipment, tools, computer hardware, supplies, materials, and other items of tangible personal property (other than inventories) of every kind owned or leased by any Acquired Company and used in connection with or necessary to the business of each Acquired Company (wherever located and whether or not carried on such Acquired Company’s books), together with any express or implied warranty by the manufacturers, sellers or lessors of any item or component part of Tangible Personal Property and all maintenance records and other documents of the Acquired Companies relating thereto.

“Tax” or “Taxes” shall mean any and all taxes, including any interest, penalties, or other additions to tax that may become payable in respect thereof, imposed by any United States or non-United States federal, national, state or local government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income taxes, profits taxes, taxes on gains, alternative minimum taxes, add-on minimum, registration, escheat, lost or unclaimed property, natural resources, capital stock,  estimated taxes, payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, welfare taxes, disability taxes, severance taxes, license charges, taxes on stock, sales and use taxes, ad valorem taxes, value added taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real or personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation taxes, and other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing.

“Tax Authority” shall mean any United States or non-United States federal, national, state, provincial, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising Tax regulatory authority.

“Tax Benefit Payment” shall have the meaning ascribed in Section 5.6(d)(ii).

“Tax Claim” shall have the meaning ascribed to it in Section 5.6(g).

“Tax Return” shall mean any and all returns, reports, information returns, declarations, statements, certificates, bills, schedules, documents, claims for refund, or other written information of or with respect to any Tax which is supplied to or required to be supplied to any Tax Authority, including any attachments, amendments and supplements thereto.

“Third Party Claim” shall have the meaning ascribed to it in Section 7.1(f).

“Transaction Agreements” shall mean this Agreement and each other written agreement, instrument or certificate to be executed by a party and delivered to another party at the Closing pursuant hereto.

“Transaction Expenses” shall mean (a) all fees and expenses (including all legal, financial advisory, accounting, consulting and other fees and expenses and any broker’s or finder’s fees) incurred by any Acquired Company prior to the actual Closing (as compared to the Effective Time) (irrespective of when billed and including all fees of Harris Williams and O’Melveny & Myers LLP on or prior to the Closing Date) in connection with the negotiation, preparation, execution and performance of this Agreement and the Transactions, (b) all amounts (plus the employer portion of any associated withholding Taxes or any employer Taxes required to be paid by any Acquired Company with respect thereto) payable, whether immediately or in the future, by any Acquired Company as a direct result of the consummation of the Transactions under any “change of control,” retention, termination, compensation, severance or other similar arrangements entered into prior to the Closing (including such amounts payable to any employee of any Acquired Company at the election of such employee pursuant to any such arrangements) and (c) any other fees, out of pocket costs or expenses, or payments incurred prior to Closing (or arising under Contracts or arrangements existing prior to Closing) and payable by any Acquired Company to any third party as a direct result of the change of control of the Company resulting from the consummation of the Transactions, or otherwise payable by the Acquired Companies to any third party in connection with receipt of any consent or approval to the Transactions received by the Acquired Companies prior to the Closing.

“Transactions” shall mean the transactions contemplated by the Transaction Agreements.

“Transfer Taxes” shall mean any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including sales, use, excise, value added, stock, stamp, documentary, filing, real estate, registration, recording, permit, license, authorization and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing.

“Union” shall have the meaning ascribed to it in Section 2.9(a).

“VDA” shall have the meaning ascribed to it in Section 5.6(f).

“VSC Party” shall mean Vance Street Management LLC and its Related Persons.

9.2      Interpretation.

(a)      Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(b)      The words “hereof”, “hereby”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Article, Section, Exhibit and Schedule references are to the Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c)      The word “or” as used in this Agreement is not exclusive.

(d)      The plural of any defined term shall have a meaning correlative to such defined term, the singular of any defined term shall have a meaning correlative to such term defined in the plural and words denoting any gender shall include all genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e)      A reference to any party to this Agreement or any other agreement or document shall include such party’s permitted successors and permitted assigns.

(f)      A reference to any legislation or to any provision of any legislation shall include any amendment, modification or re-enactment thereof, any legislative provision substituted therefore and all regulations and statutory instruments issued thereunder or pursuant thereto.

(g)      A reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with its terms.

(h)      The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement, and no party shall claim or assert otherwise.

ARTICLE X
MISCELLANEOUS AND GENERAL

10.1      Payment of Expenses and Other Payments.  Whether or not the Transactions shall be consummated and except as otherwise provided in this Agreement, each party hereto shall pay its own expenses incident to preparing, entering into and carrying out this Agreement and the consummation of the Transactions.

10.2      Captions.  The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

10.3      Amendment.  This Agreement may be amended only by a written agreement signed and delivered by each of the parties hereto or by a waiver in accordance with Section 10.4.

10.4      Waiver and Extension.  At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) except to the extent prohibited by Law, waive compliance with any of the agreements described or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.  The failure of any party at any time or times to demand performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement.  No waiver of any condition or the breach of any term contained in this Agreement in one or more instances shall be deemed to be, or construed as, a further or continuing waiver of such condition or breach or of any other condition or breach.

10.5      Counterparts; Electronic Signatures.  For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one agreement.  The exchange of copies of this Agreement and of signature pages by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile or other electronic means shall be deemed to be their original signatures for all purposes.

10.6      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflict of laws principles thereof.

10.7      Submission to Jurisdiction.  Except as otherwise provided in Section 1.6(c), each party unconditionally and irrevocably agrees to submit to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court from such court (the “Delaware Courts”) for the purpose of any dispute, controversy or claim arising under or relating to this Agreement or the breach, termination or validity thereof, and for proceedings arising out of or relating to the enforcement of any agreement to arbitrate any dispute hereunder, and to the non-exclusive jurisdiction of the Delaware Courts and to the courts of its own domicile for the enforcement of any decision of any arbitrators duly appointed under this Agreement.  Each party unconditionally and irrevocably waives any objections which they may have now or in the future to such jurisdiction, including any objections by reason of lack of personal jurisdiction, improper venue or inconvenient forum.

10.8      Notices.  Any notice, request, instruction, claim, demand or other document to be given hereunder by any party to another party shall be in writing (which shall include electronic mail) and shall be deemed given and received when delivered personally, upon receipt of a transmission confirmation (with a confirming copy sent by overnight courier) if sent by facsimile or like transmission, and on the next Business Day when sent by electronic mail (with a confirming copy sent by overnight courier) or overnight by Federal Express, United Parcel Service, Express Mail, or other reputable overnight courier, as follows:

(a)      If to the Company prior to Closing or to the Seller to:

c/o Vance Street Capital LLC

11150 Santa Monica Boulevard

Suite 750

Santa Monica, CA 90025

Attention:  Richard K. Roeder

Fax:

Telephone:

E-mail address:

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP

1999 Avenue of the Stars, Suite 700

Los Angeles, CA 90067

Attention: Eric Zabinski

Fax:

Telephone;

E-mail address:

(b)      If to Purchaser (or, following the Closing, the Company), to:

Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515
Attention:  Scott R. Peterson
Fax:
Telephone:
E-mail address:

with a copy to (which shall not constitute notice):

Sheppard, Mullin, Richter & Hampton LLP
333 South Hope St., 43rd Floor
Los Angeles, CA 90071
Attention:  Will Chuchawat, Esq.
Fax:
Telephone:
Email:

or to such other persons or addresses as may be designated in writing by the party to receive such notice.  Nothing in this Section 10.8 shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including Litigation arising out of or in connection with this Agreement), which service shall be effected as required by applicable Law.

10.9      Entire Agreement; Assignment.  The Transaction Agreements (including all exhibits and schedules to such agreements) and the Confidentiality Agreement together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.  Neither this Agreement nor any rights or obligations hereunder shall be assigned or transferred by Purchaser by operation of law or otherwise without the prior written consent of the Seller.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

10.10      Parties in Interest.  Except as expressly provided in Section 5.10 or in Article VII relating to indemnified parties, this Agreement is not intended to confer any rights or remedies upon any Person except the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

10.11      Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, each of which shall remain in full force and effect.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to either party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as practicable in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent practicable.

10.12      Currency.  Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars.

10.13      Specific Performance.  The parties may seek specific performance or injunctive relief hereunder.

10.14      Representation.  Purchaser agrees, on its own behalf and on behalf of the Purchaser Indemnified Parties, that, following the Closing, O’Melveny & Myers LLP may serve as counsel to the Seller and any or all of its Affiliates (the “Seller Group”) in connection with any matters related to this Agreement and the Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions, notwithstanding any representation by O’Melveny & Myers LLP prior to the Closing Date of any Acquired Company or the Seller.  Purchaser and the Company (on behalf of itself and the other Acquired Companies) hereby (i) waive any claim they have or may have that O’Melveny & Myers LLP has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agree that, following the Closing, in the event that a dispute arises after the Closing between Purchaser, any Acquired Company or any other Purchaser Indemnified Party, on the one hand, and the Seller Group or any member thereof, on the other hand, O’Melveny & Myers LLP may represent such Seller Group or member thereof in such dispute even though the interests of such Seller Group may be directly adverse to Purchaser, the Acquired Companies or any other Purchaser Indemnified Party and even though O’Melveny & Myers LLP may have represented one or more Acquired Companies in a matter substantially related to such dispute, and (iii) agree that they shall not seek to disqualify O’Melveny & Myers LLP from any such representation.  Purchaser and the Company (on behalf of itself and the other Acquired Companies) also further agree that, as to all communications among O’Melveny & Myers LLP and the Acquired Companies (or any of them) and the Seller Group that relate in any way to the Transactions, the attorney-client privilege and the expectation of client confidence and any other rights to evidentiary privilege belong exclusively to the Seller and shall be controlled by the Seller and shall not pass to or be claimed by Purchaser, any Acquired Company, or any other Purchaser Indemnified Party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MCSC LLC

By: /s/ R Roeder
Name: Richard Roeder
Title: Authorized Signatory

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SCS SECURE HOLDINGS LLC

By: /s/ R Roeder
Name: Richard Roeder
Title: Authorized Signatory

[Signature Page to Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

BENCHMARK ELECTRONICS, INC.

By: /s/ Gayla J. Delly
Name: Gayla J. Delly
Title: President & Chief Executive Officer

[Signature Page to Purchase Agreement]